

**NOTICE OF ANNUAL MEETING AND
INFORMATION CIRCULAR AND PROXY STATEMENT**

**With Respect to the
Annual Meeting of Shareholders
to be held on
Friday, May 5, 2017**

March 30, 2017

Table of Contents

Notice of Annual Meeting 1

Shareholder and Voting Information
General Meeting Information......................2
Voting Information 3

Business of the Meeting
Financial Statements 6
Appointment of Auditors 6
Annual Election of Board of Directors 6
Approval of the Unallocated Share Awards
under the Share Award Incentive Plan 18
Advisory Vote on Executive
Compensation 19

Corporate Governance
Board Composition 21
Orientation and Continuous
Development 21
Diversity Policy 22
Gender Diversity 22
Board and Committee Meetings 22
Board Directorship Policy 22
Director Compensation 23
Director Nomination Processes and
Succession Planning 23
Executive Succession Planning 23
Ethical Business Conduct 23
Independent Director Performance
Assessments and Board Renewal 24
Shareholder Engagement...........................25

Board Mandate and Committees
Position Descriptions and
Responsibilities 26
Rotation of Committee Assignments and
Chairs 26

Director Compensation
Philosophy 30
Fees and Retainers 30
Share-Based Awards 30
Director Summary Compensation Table ... 32
Director Share Ownership Requirements .. 33

Executive Compensation
Letter to Shareholders 34
Named Executive Officers 36
Named Executive Officer Profiles 37
Compensation & Human Resources
Committee Governance 40
Aligning Executive Compensation and
Shareholder Interests 41
Compensation Discussion & Analysis 44
Executive Compensation Components ... 45
2016 Compensation Treatment for Named
Executive Officers 48
Executive Compensation Tables 53
Termination and Change of Control
Benefits 57

Additional Information
Schedule A: Mandate of the Board of
Directors 60
Schedule B: Annual Responsibilities of the
Compensation & Human Resources
Committee 62
Schedule C: Securities Authorized For
Issuance Under Equity Compensation
Plans 63
Schedule D: Summary of Share Award
Incentive Plan 64
Schedule E: Share Award Incentive Plan .. 68
Schedule F: Summary of Stock Option Plan
(Closed) 85
Schedule G: Definitions 88

enerPLUS



Notice of Annual Meeting of Shareholders

We invite you to attend our annual meeting ("Meeting") of holders of common shares of Enerplus Corporation ("Enerplus"), which will be held on Friday, May 5, 2017 at 10:00 a.m. (Calgary time) at the Calgary Telus Convention Centre (Glen 206 Room), 120 – 9ᵗʰ Avenue SE, Calgary, Alberta. The Meeting will have the following purposes:

1. To receive the consolidated financial statements of Enerplus for the year ending December 31, 2016, together with the auditors' report on those statements;

2. To appoint the auditors of Enerplus;

3. To elect the directors of Enerplus;

4. To consider and, if thought advisable, pass an ordinary resolution, the text of which is set forth in the Information Circular and Proxy Statement of Enerplus that accompanies this Notice (the "Information Circular"), to approve all unallocated restricted share unit awards and performance share unit awards under Enerplus' share award incentive plan;

5. To vote, on an advisory, non-binding basis, to accept Enerplus' approach to executive compensation; and

6. To conduct any other business that may properly come before the Meeting.

The accompanying Information Circular provides detailed information relating to the matters to be dealt with at the Meeting and the voting process, as well as the text of certain of the resolutions proposed to be passed at the Meeting. The Information Circular contains important information, such as discussion regarding Enerplus' director nominees, executive compensation, corporate governance matters, and board compensation and mandates. This information will help you learn more about us and help you in your voting decisions.

By order of the Board of Directors on March 30, 2017,

"*David A. McCoy*"

David A. McCoy
Vice President, General Counsel & Corporate Secretary

General Meeting Information

About this Information Circular

This Information Circular is furnished to you in connection with the solicitation of proxies by Enerplus for use at the Meeting. Solicitation of proxies may be made through the mail, by telephone or in person by our management, who will not be paid for such solicitation. The costs incurred in the solicitation of proxies and in the preparation and mailing of this Information Circular will be borne by Enerplus.

This Information Circular is dated March 30, 2017 and all information contained in this Information Circular is given as of such date, unless stated otherwise.

Unless expressly stated otherwise, all dollar amounts and references to "$" in this Information Circular are in Canadian dollars. Refer to Schedule G for definitions of terms used throughout this document.

Common Shares Outstanding

Our Common Shares (which are the only outstanding securities of Enerplus that allow the holders to vote at meetings of Shareholders) are listed on the TSX and on the NYSE under the symbol "ERF". As at March 10, 2017, there were 242,128,944 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of Enerplus, no person beneficially owns, directly or indirectly, or exercises control or direction over, securities carrying more than 10% of the voting rights of the issued and outstanding Common Shares.

Quorum

The quorum for the Meeting will consist of two or more individuals present in person and holding or representing by proxy not less than 10% of the issued and outstanding Common Shares. If a quorum is not present at the opening of the Meeting, the Meeting may be adjourned and rescheduled. If the Meeting is adjourned for fewer than 30 days, no notice of the rescheduled meeting will be provided. If the Meeting is adjourned for 30 days or more,

notice of the rescheduled meeting will be given.

Advance Notice for Director Nominations

Enerplus' by-laws require advance notice for nomination of directors for consideration at a Shareholders meeting. Any notices of director nominations must be submitted to the Corporate Secretary of Enerplus no later than 30 days and not more than 65 days prior to the date of an annual meeting. The notice must include certain information about the proposed director nominee(s) (including name, age, residency, citizenship and principal occupation) and the nominating Shareholder. Only those director nominees who comply with applicable requirements set out in Enerplus' by-laws will be eligible for election as directors of Enerplus. A copy of Enerplus' by-laws is available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Financial Statements and Material Company Information

Enerplus regularly files quarterly and annual financial statements, as well as material change reports, management's discussion and analysis, and other important information with the securities commissions or similar authorities in each of the provinces of Canada and with the U.S. Securities and Exchange Commission. Financial information of Enerplus is contained in the audited and consolidated financial statements and management's discussion and analysis for the year ending December 31, 2016, which have been provided to Shareholders who have requested such materials. Copies of such documents are available on the internet under Enerplus' SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov, on Enerplus' website at www.enerplus.com, or may be obtained without charge upon request to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, Attention: Investor Relations, or by telephone (1-800-319-6462) or email (investorrelations@enerplus.com).

Other Matters

As of the date of this Information Circular, none of the directors or executive officers of Enerplus

are aware of any amendment, variation or other matter to come before the Meeting other than the matters listed in the Notice of Meeting. If any other matter properly comes before the Meeting, however, the accompanying proxies will be voted on such matter in accordance with the best judgment of the person or persons voting the proxies.

Indebtedness of Directors and Officers

Enerplus does not provide financial assistance in the form of loans or guarantees to its directors and executive officers. To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has been indebted to Enerplus or any of its subsidiaries at any time since January 1, 2016.

Interests in Material Transactions

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus, or any associate or affiliate of the foregoing, has had any material interest, direct or indirect, in any material transaction with Enerplus since January 1, 2016 or in any proposed transaction that has materially affected or would materially affect Enerplus or any of its subsidiaries, except as otherwise disclosed in this Information Circular.

Interests in the Business of the Meeting

To the knowledge of the directors and executive officers of Enerplus, none of the directors, proposed directors or executive officers of Enerplus or anyone who has held such office since January 1, 2016, or any associate or affiliate of the foregoing, has any material interest, direct or indirect, in any matter to be acted upon at the Meeting, except as otherwise disclosed in this Information Circular.

Non-GAAP Measures

This Information Circular makes reference to certain financial measures, which do not have a standardized meaning or definition as prescribed by U.S. GAAP. Readers are referred to discussion under the heading "Non-GAAP Measures" in Enerplus' management's discussion and analysis for the year ending December 31,

2016 available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. In addition, readers are also referred to the discussion under the heading "Presentation of Oil and Gas Reserves, Contingent Resources and Production Information" in Enerplus' annual information form for the year ending December 31, 2016 (available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov) regarding the references to reserves, contingent resources and operational information in this Information Circular.

This Information Circular also contains information about Enerplus' F&D costs and FD&A costs. For additional information on Enerplus' F&D costs and FD&A costs, see Enerplus' press release dated February 24, 2017 (available under Enerplus' profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov).

Voting Information

Record Date

Every Shareholder at the close of business on March 21, 2017, being the Record Date for the Meeting, is entitled to receive notice of the Meeting and vote their Common Shares on the basis of one vote for each Common Share held, unless that Shareholder has transferred any Common Shares subsequent to the Record Date and the transferee Shareholder, not later than two days before the Meeting or any shorter period that the Chairman of the Meeting may permit, establishes ownership of the Common Shares and requests that the transferee's name be included on the list of Shareholders entitled to vote at the Meeting.

Notice-and-Access

Enerplus is using the notice-and-access model to deliver Meeting materials to Beneficial Shareholders. Notice-and-access is a set of rules developed by the Canadian Securities Administrators that allows companies to post meeting materials online, reducing paper and mailing costs. You can view the Meeting materials online under Enerplus' profile on

www.sedar.com or www.enerplus.com/about/agm.cfm and at www.sec.gov.

In connection with the Meeting, Enerplus has mailed the following: (i) to Beneficial Shareholders: a voting instruction form, the Notice of Meeting, how to access the Information Circular and other proxy-related materials, and how to request a paper copy of the Information Circular; (ii) to Registered Shareholders: a Form of Proxy, the Notice of Meeting and the Information Circular; and (iii) to all Shareholders who requested, a copy of Enerplus' consolidated financial statements for the year ending December 31, 2016 and accompanying management's discussion and analysis.

Enerplus is sending the Meeting materials described above directly to its Registered Shareholders and indirectly to all Beneficial Shareholders through their intermediaries. Enerplus will pay for an intermediary to deliver the applicable Meeting materials to "objecting beneficial owners". Enerplus is not sending any Meeting materials directly to "non-objecting beneficial owners".

Appointment of Proxies

A form of proxy or voting instruction form, each referred to as a Form of Proxy, accompanies this Information Circular. The persons named in the Form of Proxy are officers of Enerplus. A person or corporation submitting the Form of Proxy has the right to appoint a person (who does not have to be a Shareholder) to be their representative at the Meeting, other than the persons designated in the Form of Proxy furnished by Enerplus. Such appointment may be exercised by inserting the name of the appointed representative in the blank space provided for that purpose. If you cannot attend the Meeting in person, you are requested to vote in accordance with the instructions below.

Exercise of Discretion by Proxies

The persons named in the enclosed Form of Proxy will, if the instructions are clear, vote the Common Shares represented by that Form of Proxy, and where a choice with respect to any matter to be acted upon has been specified in the Form of Proxy, the Common Shares will be voted in accordance with those instructions. **Except as described below with respect to certain "broker non-votes" in the case of the Beneficial Shareholders, if no specification has been made in respect of any matter in any Forms of Proxy received by Enerplus, the Common Shares represented by those Forms of Proxy will be voted <u>FOR</u> each matter for which no specification has been made.**

The Form of Proxy confers discretionary authority on the persons appointed with respect to amendments or variations of matters identified in the Notice of Meeting or other matters that may properly come before the Meeting.

Deadline for Returning Form of Proxy

To be valid, a Form of Proxy must be received (either directly, in the case of a Registered Shareholder, or through a broker, in the case of a Beneficial Shareholder) by Computershare, at the address shown on the Form of Proxy, at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof, being the Proxy Deadline. Notwithstanding the foregoing, the Chairman of the Meeting may, in his sole discretion, determine to accept all, but not less than all, proxies which have been deposited after the Proxy Deadline. If you are a Beneficial Shareholder, send your voting instructions as soon as possible to allow sufficient time for your nominee to receive the information and then send it to Computershare.

Beneficial Shareholder Voting Options

Beneficial Shareholders are Shareholders who hold Common Shares through brokerage accounts or other intermediaries (and such Common Shares are registered in the name of such intermediary).

In person

Appoint yourself as proxy on the voting instruction form, return the completed voting instruction form in accordance with the instructions provided and then you will be eligible to cast your vote in person at the Meeting.

By proxy

Designate a person (who does not have to be a Shareholder) as your proxyholder on the voting instruction form and return the duly completed voting instruction form in accordance with the instructions provided.

By mail

Complete, sign, date and return the voting instruction form in accordance with the instructions provided.

By internet or telephone

Follow the instructions provided on the voting instruction form.

Broker Non-Votes under NYSE Rules

Under the rules of the NYSE, brokers who hold shares on behalf of their clients have the authority to vote on certain proposals when they have not received instructions from those Beneficial Shareholders. A broker non-vote occurs when a broker holding shares for a Beneficial Shareholder does not vote on a particular proposal because the broker does not have discretionary voting power with respect to that item and has not received voting instructions from the Beneficial Shareholder. If you are a Beneficial Shareholder who does not vote your Common Shares, your broker can vote your Common Shares at its discretion ONLY on the matter of the appointment of the auditors of Enerplus. If you do not give your broker instructions on how to vote your Common Shares on the other matters

to be voted upon at the Meeting, your broker is not empowered to vote your Common Shares on any other matter to be voted on at the Meeting and your Common Shares will not be voted on those matters. Any Common Shares not voted on matters other than the appointment of Enerplus' auditors (whether by abstention, broker non-vote or otherwise) will have no impact on that particular item.

Registered Shareholder Voting Options

Registered Shareholders are Shareholders who hold Common Shares in their own name.

In person

Cast your vote at the Meeting.

By proxy

Designate a person (who does not have to be a Shareholder) as your proxyholder on the Form of Proxy and return the duly completed Form of Proxy to Computershare by the Proxy Deadline.

By mail

Complete, sign, date and return the Form of Proxy in the envelope provided.

By internet or telephone

Follow the instructions included on the Form of Proxy.

Revoking Your Proxy

Prior to the Meeting, Shareholders may revoke a proxy previously given.

If you are a Registered Shareholder, you may revoke your proxy by providing a revocation notice in writing to Computershare by close of business on the last business day preceding the Meeting, or to the Chairman of the Meeting at any time before the start of the Meeting. If the Registered Shareholder is a corporation, the revocation notice must be executed by a duly authorized officer or attorney of the Registered Shareholder.

If you are a Beneficial Shareholder, contact your broker or intermediary to revoke your voting instructions.

1. Financial Statements

The consolidated financial statements for the year ending December 31, 2016, together with the auditors' report on those statements, have been mailed to the Shareholders who requested such materials in accordance with applicable securities laws. Copies of these financial statements are also available through the internet under Enerplus' SEDAR profile at www.sedar.com or on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

2. Appointment of Auditors

Shareholders will be asked to appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors of Enerplus until the next annual meeting of Shareholders. Deloitte are currently the auditors of Enerplus and were first appointed in 2002.

The resolution to appoint Deloitte as the auditors of Enerplus requires the approval of more than 50% of votes cast by or on behalf of the Shareholders present in person or represented by proxy at the Meeting. **The Board of Directors recommends that you vote FOR the appointment of Deloitte LLP as auditors of Enerplus. Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the appointment of Deloitte as auditors of Enerplus.**

The following table reflects the fees paid to Deloitte for professional services rendered for the last two fiscal years:

Fee Type	2016 ($000s)	2015 ($000s)
Audit fees[1]	654.7	773.3
Audit-related fees[2]	–	–
Tax fees[3]	43.9	129.2
All other fees[4]	–	–
Total	698.6	902.6

Notes:

1. *Audit fees were for professional services rendered by Deloitte for the audit of the Company's annual financial statements and review of the Company's quarterly financial statements, as well as services provided in connection with statutory and regulatory filings or engagements.*
2. *Audit-related fees are for assurance and related services reasonably related to the performance of the audit or review of the Corporation's financial statements and not reported under "Audit fees" above.*
3. *Tax fees were for tax compliance, tax advice and tax planning.*
4. *All other fees are fees for products and services provided by Deloitte other than those described as "Audit fees", "Audit-related fees" and "Tax fees".*

3. Annual Election of Board of Directors

The articles of Enerplus provide that the Board is to consist of between one and fifteen members. There are currently eight independent directors (within the meaning of National Policy 58-201 and the NYSE rules) and one non-independent director, Mr. Ian C. Dundas, who is the CEO of Enerplus, on the Board.

The term of office for each director is from the date at which he or she is elected until the next annual meeting of Shareholders, until a successor is elected or appointed, or until the director is removed at a meeting of Shareholders. The Corporate Governance & Nominating Committee is responsible for recommending nominees for the Board and reviews each director nominee's qualifications to ensure there is an effective mix of skills, knowledge and experience on the Board, which is summarized in the Director Skills Matrix.

Based on the recommendation of the Committee, the Board has fixed the number of directors to be elected at the Meeting at nine, and the nine individuals named under the "*Director Nominee Profiles*" section are proposed to be elected at the Meeting. The Committee has confirmed that each of the recommended director nominees is eligible and is seeking re-election. Should circumstances arise, for any reason, prior to the Meeting that a director nominee is unable to serve on the Board, the persons named in the enclosed Form of Proxy reserve the right to vote for another nominee at their discretion.

Unless instructed otherwise, the persons named in the Form of Proxy will vote FOR the election of each of the persons specified below.

Director Nominee	Director Since	Age	Committees	Current Number of Public Boards (including Enerplus)
David H. Barr	2011	67	Compensation & Human Resources Committee Safety & Social Responsibility Committee	2
Michael R. Culbert	2014	59	Audit & Risk Management Committee Compensation & Human Resources Committee Corporate Governance & Nominating Committee	1
Ian C. Dundas	2013	49		1
Hilary A. Foulkes	2014	59	Audit & Risk Management Committee Compensation & Human Resources Committee Reserves Committee Safety & Social Responsibility Committee	1
Robert B. Hodgins	2007	65	Audit & Risk Management Committee Corporate Governance & Nominating Committee	4
Susan M. MacKenzie	2011	56	Compensation & Human Resources Committee Reserves Committee Safety & Social Responsibility Committee	3
Elliott Pew	2010	62	Board Chairman	2
Glen D. Roane	2004	60	Audit & Risk Management Committee Corporate Governance & Nominating Committee	3
Sheldon B. Steeves	2012	63	Audit & Risk Management Committee Reserves Committee	3

Director Nominee Profiles

The following director nominee profiles outline important information, such as each director's employment history, educational qualifications, other current public company directorships, and security holdings in Enerplus, for your consideration.



Elliott Pew

A.B. (Geology), M.A. (Geology)
Director since September 2010
Age 62
Independent Director

Location



TEXAS, USA

BOERNE

Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Chair	8/8	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



97.70%

March 7, 2017 Equity Holdings



110,304
TOTAL

- Common Shares
- DSUs

Mr. Pew has over 36 years of diverse experience in the oil and gas industry, most recently as co-founder and Chief Operating Officer for Common Resources, LLC, a private exploration and production company, from 2007 until it was sold in 2010. Mr. Pew served on the Board of Managers for two private exploration and production companies, Common Resources II, LLC from 2010 - 2012, and later, Common Resources III, LLC from 2012 to 2016. Mr. Pew held various senior executive positions with Newfield Exploration Company, a NYSE-listed oil and gas company in Houston, where he served from 1998 through 2006. While there, he led the company's worldwide exploration program, including the Gulf Of Mexico ("GOM") shelf, GOM deep water, onshore U.S. and international areas. Prior thereto, Mr. Pew was Senior Vice President, Exploration of American Exploration Company, an AMEX-listed exploration and production company.   Mr. Pew currently serves on the Board of Directors for Southwestern Energy Company, a public exploration and production company in Houston. He holds an M.A. in Geology from the University of Texas at Austin, and an A.B. in Geology from Franklin and Marshall College.

Other Public Board Directorships	Committee Position(s)
Southwestern Energy Company (NYSE)	Compensation Committee

Note:
As Chairman of the Board of Directors, Mr. Pew may attend and participate in any Board Committee meeting in an ex officio capacity.



David H. Barr

B.Sc. (Mechanical Engineering)
Director since November 2011
Age 67
Independent Director

Location



TEXAS, USA
WOODLANDS

Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Compensation & Human Resources Committee	Member	5/5	100%
Safety & Social Responsibility Committee	Chair	3/3	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



92.42%

March 7, 2017 Equity Holdings



91,814
TOTAL

- Common Shares
- DSUs

Mr. Barr has 38 years of experience in the oil and gas industry. He currently serves as a Director of ION Geophysical Corporation and Probe Technology Services, Inc., a private company. He was formerly President and Chief Executive Officer and, prior thereto, Chairman of the Board of Logan International Inc., a company focused on downhole tools and completion services. He also spent approximately 36 years with Baker Hughes Incorporated ("Baker Hughes"), a NYSE listed company, in various executive roles, including Group President of numerous divisions and President of Baker Atlas, a division of Baker Hughes. Mr. Barr holds a B.Sc. Mechanical Engineering degree from Texas Tech University.

Other Public Board Directorships	Committee Position(s)
ION Geophysical Corporation (NYSE)	Compensation Committee and Governance Committee

enerPLUS | 9



Michael R. Culbert

B.Sc. (Business Administration)
Director since March 2014
Age 59
Independent Director

Location



Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Member	7/8	88%
Audit & Risk Management Committee (since February 18, 2016)	Member	3/3	100%
Compensation & Human Resources Committee	Member	5/5	100%
Corporate Governance & Nominating Committee	Member	2/2	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



92.34%

March 7, 2017 Equity Holdings



45,083
TOTAL

Common Shares
DSUs

Mr. Culbert served as President and CEO of Progress Energy Canada Ltd. ("Progress") until November 2016, when he was appointed Vice Chairman. He continues to serve as a director on the boards of both Progress and Pacific NorthWest LNG, which are privately held. Since 2001, Mr. Culbert provided leadership through Progress' recapitalization and growth period. He was instrumental in the acquisition and integration of Progress by PETRONAS, Malaysia's national oil and gas company, and the subsequent development of the Pacific NorthWest LNG project (the "Project"). Mr. Culbert led the Project through the regulatory process, which culminated in the Project receiving its required environmental approvals.

Mr. Culbert served as Vice President of Marketing and Business Development at Encal Energy Ltd. from 1995 to October 2001. From 1979 to 1995, Mr. Culbert worked in various positions at Home Oil Company Limited with increasing responsibility.

Mr. Culbert holds a Bachelor of Science degree in Business Administration and has more than 30 years of diverse experience in the oil and gas industry. He was a member of the Canadian Association of Petroleum Producers' Board of Governors until November 2016.

Other Public Board Directorships	Committee Position(s)
Nil	

Note:
Mr. Culbert was appointed to the Audit & Risk Management Committee on February 18, 2016. Since then, the Audit & Risk Management Committee has held three meetings.



Ian C. Dundas

B.Comm, LL.B.
Director since July 2013
Age 49
Non-Independent Director

Location



Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



97.78%

March 7, 2017 Equity Holdings



222,152
TOTAL

Common Shares

RSUs

Mr. Dundas has been the President & Chief Executive Officer of Enerplus since July 1, 2013. Mr. Dundas joined Enerplus' predecessor in 2002 as Vice President of Business Development, and in 2010 his role expanded to Executive Vice President. In 2011, Mr. Dundas was appointed as the Executive Vice President & Chief Operating Officer. Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Business Council of Canada and of the Board of Governors of the Canadian Association of Petroleum Producers, and has been on the boards of directors of numerous private and public companies. Mr. Dundas is currently the Co-Chair of the YMCA Power of Potential Campaign Committee. Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. Mr. Dundas was called to the Alberta Bar in 1995.

Other Public Board Directorships	Committee Position(s)
Nil	



Hilary A. Foulkes

B.Sc., Honours (Earth Sciences)
Director since February 2014
Age 59
Independent Director

Location



Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Audit & Risk Management Committee	Member	3/3	100%
Compensation & Human Resources Committee	Member	5/5	100%
Reserves Committee (since February 18, 2016)	Member	2/2	100%
Safety & Social Responsibility Committee	Member	3/3	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



92.36%

March 7, 2017 Equity Holdings



40,583
TOTAL

Common Shares

DSUs

Ms. Foulkes has over 30 years of oil and gas industry experience and is currently the Chair of Tudor, Pickering, Holt & Co. Securities-Canada, ULC, a private energy advisory firm. From 2008 to 2012, Ms. Foulkes held a number of executive roles at Penn West Petroleum Ltd., a TSX and NYSE-listed oil and gas company, including Executive Vice President and Chief Operating Officer. Prior thereto, Ms. Foulkes was Managing Director at Scotia Waterous, an investment banking firm, from April 2000 to March 2008. Ms. Foulkes holds an Honours Bachelor of Science degree in Earth Sciences from the University of Waterloo, is a professional geologist, and a member of the Association of Professional Engineers and Geoscientists of Alberta and the Canadian Association of Petroleum Geologists.

Other Public Board Directorships	Committee Position(s)
Nil	

Notes:
1. Ms. Foulkes was also appointed to the Reserves Committee on February 18, 2016. Since then, the Committee has held two meetings.
2. Ms. Foulkes was a director of Parallel Energy Trust ("Parallel"), a Canadian-based oil and gas trust, which commenced proceedings in the Court of Queen's Bench of Alberta under the Companies' Creditors Arrangement Act (Canada) on November 9, 2015. Ms. Foulkes ceased to be a director of Parallel on March 1, 2016.



Robert B. Hodgins

B.A., Honours (Business), CPA, CA
Director since November 2007
Age 65
Independent Director

Location



Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Audit & Risk Management Committee	Chair	4/4	100%
Corporate Governance & Nominating Committee	Member	2/2	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



97.46%

March 7, 2017 Equity Holdings



50,104
TOTAL

▥ Common Shares
▦ DSUs

Mr. Hodgins has been an independent businessman since November 2004. Prior thereto, Mr. Hodgins served as the Chief Financial Officer of Pengrowth Energy Trust (a TSX and NYSE-listed energy trust) from 2002 to 2004. Prior to that, Mr. Hodgins held the position of Vice President and Treasurer of Canadian Pacific Limited (a TSX and NYSE-listed diversified energy, transportation and hotels company) from 1998 to 2002 and was Chief Financial Officer of TransCanada PipeLines Limited (a TSX and NYSE-listed energy transportation company) from 1993 to 1998. Mr. Hodgins received an Honours Bachelor of Arts in Business from the Richard Ivey School of Business at the University of Western Ontario and received a Chartered Accountant designation and was admitted as a member of the Institute of Chartered Accountants of Ontario in 1977 and Alberta in 1991.

Other Public Board Directorships	Committee Position(s)
AltaGas Ltd. (TSX)	Audit Committee (Chair) and Governance Committee
GranTierra Energy Inc. (TSX/NYSE)	Board Chair, Audit Committee, Compensation Committee, and Governance Committee
MEG Energy Corp. (TSX)	Audit Committee (Chair), Compensation Committee

Note:
Mr. Hodgins was a director of Skope Energy Inc. ("Skope") in November 2012 when Skope entered into a settlement agreement with Pine Cliff Energy Ltd. ("Pine Cliff") and filed for protection under the Companies' Creditors Arrangement Act (Canada) ("CCAA"). A plan for compromise and arrangement under the CCAA filed by Pine Cliff and Skope was accepted by the Court of Queen's Bench of Alberta on January 15, 2013, received the requisite approval of Skope's creditors on February 15, 2013 and came into effect on February 20, 2013. Mr. Hodgins resigned as a director of Skope on February 19, 2013.



Susan M. MacKenzie

B. Eng. (Mechanical), MBA
Director since July 2011
Age 56
Independent Director

Location



Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Compensation & Human Resources Committee	Chair	4/4	100%
Reserves Committee	Member	3/3	100%
Safety & Social Responsibility Committee (since February 18, 2016)	Member	2/2	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



92.38%

March 7, 2017 Equity Holdings



58,264 TOTAL

Common Shares

DSUs

Ms. MacKenzie has been an independent consultant since September 2010. Prior thereto, Ms. MacKenzie served as Chief Operating Officer with Oilsands Quest Inc., a NYSE Amex-listed oil sands company, from April 2010 through August 2010. Prior to that, Ms. MacKenzie was employed for 12 years at Petro-Canada, a TSX and NYSE-listed integrated oil and gas company prior to its merger with Suncor Energy Inc. in 2009, where she held senior roles, including Vice President of Human Resources and Vice President of In Situ Development & Operations. Ms. MacKenzie was also with Amoco Canada for 14 years in a variety of engineering and leadership roles in natural gas, conventional oil and heavy oil exploitation. Ms. MacKenzie holds a Bachelor of Engineering (Mechanical) degree from McGill University, an MBA from the University of Calgary and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Ms. MacKenzie also holds the ICD.D designation from the Institute of Corporate Directors.

Other Public Board Directorships	Committee Position(s)
Freehold Royalties Ltd. (TSX)	Governance, Nominating & Compensation Committee (Chair) and Reserves Committee
TransGlobe Energy Corporation (TSX)	Compensation, Human Resources & Governance Committee (Chair) and Reserves, Health, Safety, Environment & Social Responsibility Committee

Note:
Ms. MacKenzie was appointed to the Safety & Social Responsibility Committee on February 18, 2016. Since then, the Safety & Social Responsibility Committee has held two meetings.



Glen D. Roane

B.A., MBA
Director since June 2004
Age 60
Independent Director

Location



Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Audit & Risk Management Committee	Member	4/4	100%
Corporate Governance & Nominating Committee	Chair	2/2	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



97.66%

March 7, 2017 Equity Holdings



204,136
TOTAL

- Common Shares
- DSUs

Mr. Roane is a corporate director and currently serves as a director of Badger Daylighting Ltd. and Crown Capital Partners, Inc. Previously, he served as a board member of a number of TSX-listed energy/resources companies. Mr. Roane also served two terms as a Member of the Alberta Securities Commission. Mr. Roane retired from TD Asset Management Inc., a subsidiary of the Toronto-Dominion Bank, in 1997. Mr. Roane holds a Bachelor of Arts and an MBA from Queen's University in Kingston, Ontario and also holds the ICD.D designation from the Institute of Corporate Directors.

Other Public Board Directorships	Committee Position(s)
Badger Daylighting Ltd. (TSX)	Board Chair, Audit Committee, and Governance Committee
Crown Capital Partners, Inc. (TSX)	Audit Committee



Sheldon B. Steeves

B.Sc. (Geology)
Director since June 2012
Age 63
Independent Director

Location



Board and Committee Participation (2016)

Participation	Position	Meetings	Attendance
Board of Directors	Member	8/8	100%
Audit & Risk Management Committee	Member	4/4	100%
Reserves Committee	Chair	3/3	100%

Shareholder approval rating
(May 2016 Enerplus Annual General Meeting)



97.84%

March 7, 2017 Equity Holdings



50,235 TOTAL

Common Shares

DSUs

Mr. Steeves has over 38 years of experience in the North American oil and gas industry and is currently a corporate director. From January 2001 until April 2012, Mr. Steeves was Chairman and Chief Executive Officer of Echoex Ltd., a junior private oil and gas company focused on greenfield organic growth in Western Canada. Mr. Steeves spent over 15 years at Renaissance Energy Ltd. where he was appointed Chief Operating Officer in 1997. He holds a Bachelor of Science in Geology from the University of Calgary.

Other Public Board Directorships	Committee Position(s)
NuVista Energy Ltd. (TSX)	Compensation & Governance Committee and Reserves Committee
PrairieSky Royalty Ltd. (TSX)	Reserves Committee (Chair) and Governance & Compensation Committee

Director Skills Matrix

The director skills matrix below provides a comprehensive listing of both essential skills Enerplus considers necessary for an effective operating board of directors and the representation of those skills by each Board nominee. The Corporate Governance & Nominating Committee reviews the matrix annually to ensure there is an appropriate mix of skills on the current Board and utilizes it as a guide for future Board member appointments. It is also a requirement of the Committee to conduct an annual review to ensure that there are no conflicts of interest or performance concerns with respect to nominees who serve on multiple boards.

		David Barr	Michael Culbert	Ian Dundas (President & CEO)	Hilary Foulkes	Robert Hodgins	Susan MacKenzie	Elliott Pew (Chair)	Glen Roane	Sheldon Steeves
Financial Literacy	Ability to critically read and analyze financial statements	✓	✓	✓	✓	✓	✓	✓	✓	✓
Capital Markets	Work experience involving extensive exposure to public capital markets and institutional investors		✓	✓	✓	✓		✓	✓	✓
Enterprise Management	Experience as a President, CEO or functional head leading an organization or major business line	✓	✓	✓	✓	✓	✓	✓	✓	✓
Business Development M&A / Strategic Planning	Management or executive experience with responsibility for identifying value creation opportunities	✓	✓	✓	✓	✓	✓	✓	✓	✓
Corporate Governance	Understanding the requirements of good corporate governance usually gained through experience as a senior executive officer or a board member of a public organization	✓	✓	✓	✓	✓	✓	✓	✓	✓
Change Management	Experience as a President, CEO or functional head leading an organization or major business line through significant change	✓	✓	✓	✓	✓	✓	✓	✓	✓
Operations	Management or executive experience with oil and gas operations		✓	✓	✓		✓	✓		✓
HS&E Management	Understanding of the regulatory environment surrounding workplace health, safety, environment and social responsibility for the oil and gas industry	✓	✓	✓	✓		✓	✓		✓
Global Experience	Management or executive experience in a multi-national organization, understanding of the challenges faced in different cultural, political or regulatory environments	✓	✓	✓	✓	✓	✓	✓		✓
Human Resources	Management or executive experience with responsibility for human resources		✓	✓		✓	✓			✓
Reserves Evaluation	General experience with or executive responsibility for oil and gas reserves evaluation		✓	✓	✓		✓	✓		✓
Risk Evaluation	Management or executive experience in evaluating and managing the variety of risks faced by an organization	✓	✓	✓	✓	✓	✓	✓	✓	✓
Legal and Regulatory	Experience in legal and regulatory matters	✓	✓	✓	✓	✓	✓	✓	✓	

Majority Voting for Directors

Pursuant to Enerplus' majority voting policy, for each director nominee to be elected, more than 50% of votes cast by or on behalf of Shareholders present in person or represented by proxy at the Meeting must be in favour of such election; otherwise, the nominee is required to submit his or her resignation to the Board within five days of the Meeting, with the resignation to take effect upon acceptance by the Board. The Corporate Governance & Nominating Committee will consider the director nominee's offer to resign and will make a recommendation to the Board as to whether or not to accept the resignation. The Committee will be expected to accept the resignation except in exceptional circumstances where it is in the best interest of Enerplus that the applicable director nominee

continues to serve on the Board. In determining whether or not to accept the resignation, the Board will consider the Committee's recommendation and such other factors it considers relevant before making a decision as to whether to accept the nominee's offer to resign within 90 days of the Meeting. In the event of a rejection of the director's resignation, Enerplus will announce the decision by way of a press release, a copy of which will be provided to the Toronto Stock Exchange. If applicable, the press release will include all the reasons the

Board has decided to reject the nominee's resignation. No nominee who is required to tender his or her resignation will participate in the deliberations or recommendations of the Committee or the Board.

If a nominee's resignation is accepted, subject to applicable legal requirements, the Board may leave the resultant vacancy unfilled until the next Meeting or fill the vacancy through the appointment of a new director. This policy does not apply in circumstances involving contested director elections.

---

4. *Approval of Unallocated Share Awards under the Share Award Incentive Plan*

Background

In 2014, Enerplus implemented the Share Award Incentive Plan, which allows it to grant RSUs or PSUs to employees and officers of Enerplus. The Share Award Incentive Plan was initially approved by the Shareholders on May 9, 2014. A summary and the full text of the Share Award Incentive Plan are set forth in Schedules D and E, respectively. Because the Share Award Incentive Plan provides that a fixed percentage of the issued and outstanding Common Shares from time to time will be reserved for issuance thereunder rather than a fixed maximum number of Common Shares, the TSX requires a majority of the Board and Shareholders to approve, every three years, the unallocated Share Awards under the Share Award Incentive Plan.

The number of unallocated Share Awards is calculated by subtracting the number of Share Awards that have been granted and are outstanding at any given time from the number that represents 3.8% of the issued and outstanding Common Shares at such time. As at March 10, 2017, an aggregate of 4,908,394 Share Awards (representing 2.0% of the outstanding Common Shares) were outstanding under the Share Award Incentive Plan, leaving 4,292,506 unallocated Share Awards available for future grants based on the number of outstanding Common Shares as at March 10, 2017. In addition, as at March 10, 2017, an aggregate of 5,870,740 Common Shares (representing 2.4% of the outstanding Common Shares) were reserved for issuance pursuant to the Stock Option Plan, which is the only other

Security-Based Compensation Arrangement of Enerplus. As such, in accordance with the Share Award Incentive Plan, the aggregate number of Common Shares reserved for issuance pursuant thereto and the Stock Option Plan is less than 10% of the outstanding Common Shares as at March 10, 2017. The Stock Option plan is closed and no further awards will be made under that plan.

At the Meeting, Shareholders will be asked to vote on an ordinary resolution to approve all unallocated Share Awards under the Share Award Incentive Plan. If Shareholder approval is obtained at the Meeting, Enerplus will not be required to seek further approval for the grant of unallocated Share Awards under the Share Award Incentive Plan until May 5, 2020. If Shareholder approval is not obtained at the Meeting, Share Awards which have not been allocated as of May 5, 2017 and Share Awards which are outstanding as of May 5, 2017 and subsequently expire or are exercised, terminated or cancelled will not be available for a new grant of Share Awards. Previously granted and allocated Share Awards will continue to be unaffected by the approval of, or the failure to approve, the proposed resolution below. As described under "*Executive Compensation – Compensation Discussion & Analysis*" below, the Share Award Incentive Plan is an important component of Enerplus' overall compensation structure and is critical to its ability to attract and retain qualified and dedicated personnel. If approval of the unallocated Share Awards is not obtained at

the Meeting, Enerplus may need to pursue substitute forms of incentive which may prove to be less effective and more costly to Enerplus. In light of the foregoing, at the Board meeting held on January 29, 2017, the Board unanimously approved all unallocated Share Awards under the Share Award Incentive Plan.

Proposed Resolution and Board Recommendation

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution relating to the approval of the unallocated Share Awards under the Share Award Incentive Plan.

"BE IT RESOLVED, as an ordinary resolution, that:

1.   all unallocated restricted share unit awards and performance share unit awards under the Share Award Incentive Plan of Enerplus Corporation (the "Corporation") be and are hereby approved and authorized, which approval and authorization shall be effective until May 5, 2020; and

2.   any director or officer of Enerplus is hereby authorized to execute and deliver, whether under corporate seal or otherwise, such documents, and to perform and do all such acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time to time in order to give effect to this resolution."

Shareholder approval of the unallocated Share Awards under the Share Award Incentive Plan is required under the rules and policies of the TSX. To pass, the resolution must be approved by a majority of not less than 50% plus one of the votes cast by the Shareholders present in person or voting by proxy at the Meeting.

The Board of Directors recommends that you vote FOR the ordinary resolution to approve the unallocated Share Awards under the Share Award Incentive Plan. It is the intention of the persons named in the enclosed Form of Proxy, if named as proxy and not expressly directed to the contrary in the Form of Proxy, to vote those proxies FOR the approval of all unallocated Share Awards under the Share Award Incentive Plan.

5.   *Advisory Vote on Executive Compensation*

At the Meeting, Shareholders will be asked to vote, on a non-binding, advisory basis, on the acceptance of Enerplus' approach to executive compensation.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles that guide the executive compensation-related decisions made by the Compensation & Human Resources Committee and the Board. Shareholders are encouraged to review the *"Executive Compensation – Compensation Discussion & Analysis"* section of this Information Circular, which discusses Enerplus' compensation philosophy and approach to executive compensation, what the Named Executive Officers are paid, and how their respective levels of compensation are determined.

As part of Enerplus' ongoing commitment to corporate governance, the Board has approved a non-binding advisory vote on executive compensation at the Meeting with the intention that this Shareholder advisory vote will form an integral part of the Board's Shareholder engagement process relating to executive compensation.

As this is an advisory vote, the results will not be binding upon the Board. The Board, and specifically the Compensation & Human Resources Committee, will not be obligated to take any compensation actions, or make any adjustments to executive compensation programs or plans, as a result of the vote.

However, in considering its approach to compensation in the future, the Committee and the Board will take into account the results of the vote, together with feedback received from Shareholders. Enerplus will disclose the results of the Shareholder advisory vote as part of its report on voting results at the Meeting. At the Company's annual shareholder's meeting in 2016, 85.65% of the Shareholders at, or represented at, that meeting approved of Enerplus' approach to executive compensation.

At the Meeting, Shareholders will be asked to vote on the following resolution:

"BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of Enerplus' board of directors, that the Shareholders accept Enerplus' approach to executive compensation disclosed in the Information Circular and Proxy Statement dated March 30, 2017."

The Board of Directors recommends that you vote FOR the advisory resolution approving Enerplus' approach to executive compensation disclosed in this Information Circular. Unless otherwise instructed, the persons named in the Form of Proxy will vote FOR Enerplus' approach to executive compensation disclosed in this Information Circular.

Board Recommendations for Shareholder Voting

Voting Decisions	Board Recommendation
Appointment of Deloitte LLP as auditors of Enerplus	FOR
Election of directors of Enerplus	FOR
Approval of the Unallocated Share Awards under the Share Award Incentive Plan	FOR
Advisory, non-binding, vote accepting Enerplus' approach to executive compensation	FOR

Enerplus is subject to the corporate governance disclosure requirements adopted by the Canadian Securities Administrators in National Instrument 58-101 and the corporate governance guidelines in National Policy 58-201. In addition, Enerplus is subject to certain of the corporate governance standards of the NYSE and to certain provisions of the Sarbanes-Oxley Act. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is required to disclose any significant ways in which its governance practices differ from those followed by U.S. domestic companies under the NYSE's corporate governance listing standards. Enerplus has reviewed the NYSE listing standards and confirms that its corporate governance practices do not differ significantly from such standards. As a foreign private issuer whose Common Shares are listed on the NYSE, Enerplus is not obligated to have and does not have an internal audit function; however, Enerplus uses an independent company which reports directly to the Audit & Risk Management Committee of the Board to review and test Enerplus' internal financial controls.

On an ongoing basis, and when determined to be appropriate or necessary, the Corporate Governance & Nominating Committee monitors and brings forward proposed changes to Enerplus' corporate governance practices for the Board's consideration and adoption.

Set out below is a description of certain corporate governance practices and principles of Enerplus, and the roles and responsibilities of the Board.

Board Composition
National Policy 58-201 recommends that the majority of the Board be comprised of independent directors. Eight of the nine director nominees proposed to be elected at the Meeting have been determined to be independent based on information provided by the individual directors and reviewed by the Corporate Governance & Nominating Committee. One director, Mr. Dundas, is the CEO of Enerplus and, as such, is not independent. It is Enerplus' practice that the Chairman of the Board shall be an independent and unrelated director and that only independent directors serve on the committees of the Board.

Any independent director whose circumstances change such that he or she might be considered to be a non-independent director is required to promptly advise the Chair of the Corporate Governance & Nominating Committee of that director's change in circumstances and, if deemed non-independent, to submit his or her resignation to the Chairman of the Board. The CEO of Enerplus shall be the only member of management and the only non-independent director on the Board.

Orientation and Continuous Development
The Corporate Governance & Nominating Committee is responsible for reviewing and monitoring the orientation programs for new directors. The Committee ensures each new director receives an orientation, supplemented by adequate orientation materials. Enerplus' executive management reviews with each new director certain information and materials regarding Enerplus, including the role of the Board and its committees, and the legal obligations of a director.

The Committee, in conjunction with the Chairman and management, has oversight for continuing education for directors in order to ensure that directors maintain the skill and knowledge necessary to meet their obligations. Directors are encouraged to participate in continuing education programs of their choosing to increase their knowledge and skills. In 2016, management facilitated several technical meetings and education sessions involving a variety of topics, including review of the 2016 and 2017 corporate model and updates, an overview of Enerplus' Canadian operations expenditure reduction initiative, and a review of the Williston Basin well density study. As well, Enerplus sponsors membership to the Institute of Corporate Directors for each of the Board members.

Diversity Policy

The Board and management of Enerplus believe that the Company can only excel with exceptional people. In order to attract and retain the most qualified individuals for any position, Enerplus must ensure it objectively assesses talent and skill without being influenced by gender, age, cultural background or other personal traits. Only by impartially assessing the skills and competence of individuals and removing any barriers that may prevent an objective review is Enerplus able to identify the best candidates for any role, development opportunity or promotion. In an effort to engrain this in Enerplus' corporate culture, the Board has adopted a Diversity Policy which attempts to remove any bias in the Company's candidate selection process.

By welcoming people with different backgrounds and perspectives, the Company gains new insights into the business and enhances our business decision making and problem solving.

Gender Diversity

Enerplus is committed to a corporate culture of inclusiveness and tolerance without resorting to the use of arbitrary gender targets or diversity-based quotas. Enerplus has been successful in its efforts to recruit exceptional leaders who are women. The chart below shows Enerplus' gender diversity as of December 31, 2016. Enerplus will continue to monitor its gender diversity and disclose the results of its gender profile to the Shareholders on an annual basis.

Category	Total	Number of Women	% of Women
Board of Directors (standing for re-election)	9	2	22
Officers	10	2	20
Managers	23	5	22

The Corporate Governance & Nominating Committee takes into account the current percentage of women on the Board as one important factor in its director recruitment process. Similarly, Enerplus' management also considers gender when making employment and promotion decisions. However, while being mindful of female representation, neither management nor the Committee prioritizes gender at the expense of recruiting the most qualified individuals available. The Committee monitors adherence to the Diversity Policy.

Board and Committee Meetings

The Board meets a minimum of six times per year. Each Board meeting includes an in-camera discussion of the independent directors without the presence of management. Directors may assist in preparing the agenda for Board and committee meetings. The directors receive a comprehensive package of information in advance of each meeting. Further, the Board attends an annual strategic planning session to review, amend or adopt long term strategies and new corporate objectives for the upcoming year. Further details on Board and Committee meeting attendance are outlined in the individual director profiles.

Board Directorship Policy

Being an active and contributing member of the Board requires skill, experience and a personal commitment of both time and energy. To ensure that all directors have sufficient time to commit to the Board, Enerplus has adopted a policy according to which, should a director wish to serve on the board of directors of another public entity, such director must obtain prior approval before committing to do so. The Chair of the Corporate Governance & Nominating Committee and the Chairman review any requests of Board members who wish to serve on other boards.

After a detailed review, which will take into account the current number of directorships, potential conflicts, attendance at Board meetings, and the director's past performance assessments, a decision will be made based on the facts of the request. The purpose of this policy is to ensure that the director will have sufficient time to successfully satisfy his or her obligations to Enerplus and ensure that no directors of Enerplus become overloaded. At the present time, Enerplus believes all of the

nominees for election to the Board have sufficient time to commit to their duties as Enerplus directors.

The policy also requires that the CEO be subjected to the same review process as independent directors if the CEO wishes to serve on the board of directors of another entity. The policy restricts the CEO to only one such directorship position. Currently, the CEO does not sit on the board of directors of any other issuer.

Director Compensation

In order to attract and retain skilled, high functioning individuals to serve as Board members, Enerplus consciously monitors the director compensation practices of its market peers. The Corporate Governance & Nominating Committee, in consultation with an external compensation advisor, regularly reviews the compensation of the members of the Board. Following the review, the Committee makes recommendations to the Board for its consideration when it believes changes in director compensation are warranted or appropriate.

Director Nomination Processes and Succession Planning

A core responsibility of the Corporate Governance & Nominating Committee is to identify prospective Board members, consistent with Board approved criteria, and to recommend such individuals as nominees for election to the Board at each annual meeting of Shareholders or to fill vacancies on the Board which occur during the year. See *Board Mandate and Committees - Corporate Governance & Nominating Committee* for a description of the Committee's other responsibilities.

For the Corporate Governance & Nominating Committee to recommend an individual for Board membership, candidates are assessed on their individual qualifications and expertise, as well as diversity of experience. They must also exhibit the highest degree of integrity, professionalism, values and independent judgment. The Committee and the Board do not adhere to any quotas in determining Board

membership; however, the Committee recognizes diversity as an important selection criteria.

On an ongoing basis, the Corporate Governance & Nominating Committee asks incumbent directors and senior management to suggest individuals to be considered as prospective Board nominees. The Committee then maintains an evergreen list of potential Board candidates. When it becomes apparent that a new Board nominee may be required and/or considered for the Board, the Committee utilizes the Director Skills Matrix in reviewing potential candidates against the skill set of the incumbent Board. Potential nominees who possess experience and expertise in identified areas of need will be given priority. When necessary, the Committee may engage the services of a search firm to assist them in the identification of director candidates with the necessary skills or experience the Board requires.

Executive Succession Planning

The Compensation & Human Resources Committee is accountable for reviewing management's ongoing succession, leadership and talent strategy programs and plans. Management, on a regular basis, provides the Committee with a detailed succession plan for each executive position and identifies possible succession gaps in the current staff. Further, the Committee and the CEO conduct a detailed review of current employees who are potential successors for all executive positions, with particular focus on the CEO and Senior Vice President roles. The review includes an assessment of each individual's strengths and development requirements, an estimate as to when such individuals may be prepared to accept such a role change, and any current plans for such individual's career development. The succession and leadership plans are reviewed regularly at Committee meetings.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct applicable to all directors, officers, employees and consultants of Enerplus. The Board monitors compliance with the Code by requiring that each director, officer, employee

or consultant confirms in writing that he or she has read the Code and is in compliance with same. Should the individual have any concerns or questions regarding compliance, that person may qualify their confirmation with written remarks. The Code sets out in detail the core values and the principles by which Enerplus is governed. It addresses topics which include: honest and ethical conduct, conflicts of interest, compliance with applicable laws and Company policies and procedures, public disclosure, use of corporate assets and opportunities, confidentiality of corporate information, reporting responsibilities and procedures, and non-retaliation. The Code is available on Enerplus' website at www.enerplus.com, under Enerplus' SEDAR profile at www.sedar.com and on Form 6-K on EDGAR at www.sec.gov.

The Board and the Audit & Risk Management Committee have established a Whistleblower Policy to encourage members of the public, employees, officers and directors to raise concerns regarding matters covered by the Code, including accounting, internal controls and auditing matters. Anyone may contact the Chair of the Audit & Risk Management Committee, the CEO, the Vice President, General Counsel & Corporate Secretary or the Manager, People & Culture to report a contravention of the Code on a confidential basis free from discrimination, retaliation or harassment. A copy of the Whistleblower Policy is available on Enerplus' website at www.enerplus.com.

In addition, in order to ensure independent judgment in considering transactions and agreements in which a director or officer of Enerplus has a material interest, all related party transactions and any payments arising from such transactions must be approved by the other independent directors. No such material transactions or payments occurred in the past year.

Independent Director Performance Assessments and Board Renewal

The Corporate Governance & Nominating Committee is responsible for assessing the effectiveness of the Board and the Board committees. The Chair of the Committee leads an annual Board effectiveness roundtable discussion with all members of the Board during an in-camera session at the annual strategic planning session of the Board. The topics discussed are specifically chosen to elicit frank discussion about issues or concerns which might be preventing the Board from being as effective as it otherwise could be. Suggestions and actions which arise out of these discussions are provided to the Corporate Governance & Nominating Committee for further handling and implementation.

In addition to and separate from the roundtable discussions noted above, all the Board members participate in an annual director peer-to-peer evaluation process. This is a formal process of performance evaluation of each individual director by that director's peers on the Board. In addition, each of the different Chairs of the Board Committees and the Chairman are also subject to a separate evaluation.

Pursuant to the evaluation process, each director is required to participate by providing an anonymous and fulsome written evaluation of all of the directors on the Board. The process is primarily designed to evaluate the relative contributions of each of their fellow directors. The peer-to-peer evaluation requires a director to rate his or her peers on such attributes as collaboration and teamwork, continuous improvement mindset, financial and business acumen and overall contribution. Further, each director is also required to complete a self-evaluation which is then compared to the collective evaluation by that director's peers. Following the completion of the evaluation and the confidential tabulation of the results, the Chairman confidentially meets with each director individually to review the results of their evaluation and propose steps a director might consider to address any perceived shortcomings. In addition, the Chair of the Corporate Governance & Nominating Committee confidentially meets with the Chairman to review the Chairman's evaluation. The purpose of these assessments is to assist in enhancing the overall performance of each individual director and address any areas requiring improvement. Also, these assessments

serve to improve the Board's oversight and effectiveness in fulfilling its obligation to provide advice and strategic direction to management.

The Board does not utilize term limits for its directors. Rather, the Board relies on its rigorous evaluation process to ensure healthy Board renewal. The Board considers this strategy to be essential in maintaining its ability to effectively perform its functions.

Shareholder Engagement

During 2016, the Chairman, the Chair of the Compensation & Human Resources Committee and several members of the executive of Enerplus reached out, as appropriate, to various corporate governance stakeholders and Shareholders to listen to their opinions and concerns. The meetings often involved a dialogue on a variety of topics, including: executive compensation issues, various corporate governance matters, disclosure practices, shareholder engagement, entity risk management, corporate operating results, capital allocation, liquidity issues, dividend strategy, portfolio management and commodity hedging. In total, Enerplus representatives engaged more than 60 Shareholders, representing approximately 40% of Enerplus' issued and outstanding Common Shares.

Enerplus carries out its Shareholder engagement activities through a variety of different methods. In addition to its annual Shareholders meeting, which is webcast, Enerplus hosts "Investor Day" presentations for Shareholders and participates in numerous investor conferences and one-on-one meetings. Enerplus also regularly communicates its quarterly results via conference calls and webcasts. Shareholders are encouraged to contact Enerplus' Investor Relations department by letter, phone or email to share their views and comments. Enerplus believes that increased stakeholder and Shareholder engagement provides the Company with invaluable insight with regard to what stakeholders and Shareholders are thinking and what is important to them. As part of its long-established objective of open communication, the Board invites stakeholders and Shareholders alike to engage with representatives of the Company at investorrelations@enerplus.com or by telephone at 1-800-319-6462.

The Board is responsible for the overall stewardship of Enerplus and discharges this responsibility directly and through delegation of specific responsibilities to committees of the Board, the Chairman and the officers of Enerplus. The Board has five committees, listed below, each operating in accordance with a Board-approved written mandate outlining its duties and responsibilities. The following section outlines the assignment and rotation of committee chairs and a general review of each of the Board committees and their respective functions. A copy of the Board's mandate is included in Schedule A to this Information Circular and can be found on Enerplus' website at www.enerplus.com.

- Audit & Risk Management Committee
- Compensation & Human Resources Committee
- Corporate Governance & Nominating Committee
- Reserves Committee
- Safety & Social Responsibility Committee

Position Descriptions and Responsibilities
The Board has position descriptions for the Chairman and for the Chair of each committee. The Board and CEO have also developed a written position description for the CEO.

The Chairman is responsible for the management, development and effective leadership of the Board. The Chairman's primary role is to provide leadership to the Board and its committees, including chairing meetings in a manner that facilitates open discussions and expressions of competing views in an effort to achieve consensus among the directors. The Chairman is also responsible for, among other things, fostering ethical and independent decision-making, providing a link between the Board and management, and acting in an advisory capacity to the CEO in all matters concerning the interests and management of Enerplus.

Rotation of Committee Assignments and Chairs
Committee assignments and the designation of committee chairs are based on each director's knowledge, interests and areas of expertise. The Board favours rotation of committee assignments and chairs, where practicable, to broaden the exposure of individual directors and introduce new perspectives to the Board committees. However, the Board believes experience and continuity must be preserved when considering candidates for rotation. Committee members and chairs may be rotated in response to changes in membership of the Board and, in all cases, should be rotated only if doing so is likely to maintain or increase committee performance. All directors are welcome to attend committee meetings and are given access to all committee materials regardless of whether they are a member of the committee.

Audit & Risk Management Committee

Chair: Robert B. Hodgins

Members: Michael R. Culbert, Hilary A. Foulkes, Glen D. Roane, and Sheldon B. Steeves

Accountability: Responsible for the Board's review and oversight of Enerplus' financial reporting. The specific responsibilities of the Audit & Risk Management Committee are set out in the Audit & Risk Management Committee charter, a copy of which is on Enerplus' website at www.enerplus.com.

Key Responsibilities:
- ✓ Assess financial reporting and continuous disclosure of Enerplus
- ✓ Review Enerplus' internal controls and policies, the certification process, and compliance with regulatory requirements over financial matters
- ✓ Evaluate and monitor the performance and independence of Enerplus' external auditors
- ✓ Monitor the manner in which the business risks of Enerplus are identified and managed
- ✓ Certain information regarding the Audit & Risk Management Committee that is required to be disclosed in accordance with National Instrument 52-110 is contained in Enerplus' Annual Information Form for the year ending December 31, 2016 dated February 24, 2017, an electronic copy of which is available on the internet under Enerplus' SEDAR profile at www.sedar.com, in Enerplus' annual report on Form 40-F filed on EDGAR at www.sec.gov and on Enerplus' website at www.enerplus.com.

Compensation & Human Resources Committee

Chair: Susan M. MacKenzie

Members: David H. Barr, Michael R. Culbert and Hilary A. Foulkes

Accountability: Assists the Board in fulfilling its duties regarding human resources policies, succession planning, talent management and compensation matters. The Committee also recommends the form and adequacy of compensation arrangements for Enerplus' executive officers and employees, having regard to associated risks and responsibilities. The Committee obtains executive compensation data from external consultants who provide advice regarding the compensation of executive officers to ensure achievement of compensation objectives.

Key Responsibilities:
- ✓ Assess the performance of senior management with reference to corporate objectives
- ✓ Make base salary recommendations for the CEO and senior management to the Board for its approval, having regard to executive compensation policies, programs and awards
- ✓ Make annual incentive recommendations to the Board for its approval, including the corporate performance rating and individual performance ratings of officers of Enerplus
- ✓ Review and make recommendations to the Board for approval regarding the granting of awards to officers and employees under Enerplus' long term incentive plans
- ✓ Review overall compensation programs to ensure competitiveness, reasonableness and employee retention
- ✓ Review long term succession plans for executive positions
- ✓ Oversee assessment of Enerplus' risks relating to its compensation philosophy, policies and practices to ensure that executives are not encouraged to take unnecessary or inappropriate risks, and to review disclosure in these respects
- ✓ Review management's progress in achieving the objectives of the Diversity Policy and disclose results of such progress to Shareholders on an annual basis

Corporate Governance & Nominating Committee

Chair: Glen D. Roane

Members: Michael R. Culbert and Robert B. Hodgins

Accountability: Assists the Board in matters of corporate governance and regularly reviews Enerplus' internal practices and policies to ensure that such practices and policies reflect corporate governance best practices. Furthermore, the Committee also assists the Board in identifying and evaluating director candidates and recommending nominees for membership on the Board.

Key Responsibilities:
- ✓ Assess and make recommendations to the Board on size and the appropriate skills and characteristics required of Board members
- ✓ Recommend nominees for election or re-election to the Board
- ✓ Annually review each director's continuation on the Board
- ✓ Facilitate an annual Board effectiveness session and a director peer-to-peer evaluation process to coordinate the implementation of suggested improvements and strategies
- ✓ Review and monitor the orientation of new directors
- ✓ Regularly review Enerplus' corporate governance practices as well as recommend to the Board any changes that the Committee deems necessary or advisable
- ✓ Review Enerplus' annual disclosure of corporate governance practices
- ✓ Review Enerplus' corporate governance practices as an ongoing practice to ensure that procedures, charters, policies and protocols are followed
- ✓ Review director compensation and make change recommendations to the Board annually
- ✓ Review and update evergreen list of potential directors

Reserves Committee

Chair: Sheldon B. Steeves

Members: Hilary A. Foulkes and Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities with respect to public disclosure requirements and annual and interim reviews of Enerplus' oil and natural gas reserves and contingent resources.

Key Responsibilities:
- ✓ Recommend to the Board the engagement of the independent reserves evaluators
- ✓ Review management's assessment of the work of the independent reserves evaluators annually
- ✓ Review Enerplus' procedures relating to the disclosure of information with respect to its reserves and resources
- ✓ Review the scope of the annual review of the reserves and resources by the independent reserves evaluators, including findings and any disagreements with management
- ✓ Meet in-camera with the independent reserves evaluators
- ✓ Determine whether any restrictions affect the ability of the independent reserves evaluators in reporting on Enerplus' reserves and resources data
- ✓ Receive, annually, signed independent reserves evaluators' reports and a certificate of compliance and due diligence from management
- ✓ Make recommendations to the Board regarding the approval of Enerplus' year-end reserves evaluations

Safety & Social Responsibility Committee

Chair: David H. Barr

Members: Hilary A. Foulkes and Susan M. MacKenzie

Accountability: Assists the Board in carrying out its responsibilities to provide oversight on management's development and implementation of an effective safety and environmental management system, to ensure that Enerplus' activities are planned and executed in a safe and responsible manner and that there are adequate systems in place to support ongoing compliance with Enerplus' regulatory obligations.

Key Responsibilities:
✓ Review Enerplus' health, safety, regulatory and environmental ("HSRE") programs and policies
✓ Review Enerplus' performance related to HSRE matters on a semi-annual basis
✓ Review external and internal HSRE reports on material risk assessments, ongoing investigations and audits performed
✓ Review the status of significant remediation projects, developments and environmental provisions
✓ Ensure that long range preventative programs are in place to mitigate future risks
✓ Participate in bi-annual visits to one of Enerplus' operating facilities
✓ Receive an annual compliance certificate from management
✓ Generally ensure the integrity of Enerplus' HSRE programs and policies

DIRECTOR COMPENSATION

Philosophy

The Board, through the Corporate Governance & Nominating Committee and in consultation with an external compensation advisor, is responsible for benchmarking and designing the directors' compensation program. The Committee annually reviews director compensation relative to a peer group and targets total compensation at the median. The overall objective is to ensure the director compensation program:

✓ Attracts and retains the services of highly qualified individuals

✓ Compensates the directors in a manner that is competitive with other comparable peers and commensurate with the risks and responsibilities assumed in Board and committee membership

✓ Aligns the interests of the directors with Shareholders

Directors' compensation includes annual retainers, meeting fees and annual share awards (which can be accepted in the form of Common Shares or Deferred Share Units ("DSUs")). Directors are not eligible to receive other forms of equity such as stock options, incentive rights, restricted share units or performance share units.

The director compensation table set forth below excludes any compensation paid to Mr. Dundas and only refers to the compensation of independent directors. Mr. Dundas does not receive any compensation related to his services as a director of the Board. For information on Mr. Dundas' compensation in his capacity as CEO, see the *"Executive Compensation"* section.

Fees and Retainers

Directors receive cash fees and retainers paid on a quarterly basis. They are also reimbursed for travel expenses related to their attendance at meetings.

2016 Annual Cash Retainer or Meeting Fees	Cash
Board Chairman Retainer	$120,000
Director Retainer	$35,000
Audit & Risk Management Committee Chair/Compensation & Human Resources Committee Chair	$20,000
Other Committee Chairs	$10,000
Annual Meeting Fees	$25,000

Share-Based Awards

Directors receive an annual equity retainer which they may elect, prior to the relevant calendar year, to receive as either Common Shares issued under the Director Share Plan or DSUs granted under the Deferred Share Unit Plan, or a combination of both.

2016 Annual Equity Retainer	Equity
Board Chairman Retainer	$120,000
Director Retainer	$78,000

In 2016, the oil and gas industry continued to be affected by adverse commodity and market conditions. The Board elected to reduce the 2016 annual equity retainer grant by 20%, on a one time basis, to the annual figures shown above. The annual equity retainers for 2017 are $150,000 and $97,500 for the Board Chairman and other directors, respectively.

Director Share Plan

Under the Director Share Plan, on an annual basis, Common Shares are purchased by Enerplus on the TSX for payment to eligible directors who have elected to be paid all or a portion of their annual equity retainer in Common Shares. The Common Shares are not issued from treasury and such securities are not subject to any transfer or resale restrictions imposed on the directors. In 2016, the number of Common Shares purchased was calculated by dividing the dollar value of the portion of the director's annual equity retainer that he or she had elected to be paid in the form of Common Shares by the volume weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding year. Equity payments received by the directors in the form of Common Shares granted under the Director Share Plan were considered "share-based awards", which awards vested and were paid immediately as described in the Director Summary Compensation Table. Therefore, no such awards were outstanding as at December 31, 2016.

Deferred Share Unit Plan

Directors who have elected to be paid all or a portion of their annual equity retainer in DSUs receive their awards effective the first day of each calendar year. The number of DSUs credited to any director in a calendar year is calculated by dividing the dollar value of the portion of the director's annual equity retainer that he or she has elected to be paid in the form of DSUs by the volume weighted average trading price of the Common Shares on the TSX for the last ten trading days of the preceding calendar year. The DSUs vest immediately but are not paid out until a director ceases to be a director of Enerplus.

When a director ceases to serve on the Board for any reason, the director will receive a cash payment for each DSU credited equal to the volume weighted average trading price of the Common Shares on the TSX for the ten trading days immediately preceding the termination date.

The plan was amended in 2014 to align the treatment of dividends with other long term incentive plans of Enerplus. For DSUs granted prior to 2014, upon payout the director receives a cash payment equal to the amount of dividends, if any, that would have been paid on the DSUs if they were outstanding as Common Shares from the date of grant. For DSUs granted in or after 2014, the number of DSUs held by a director is increased each month, on a compounding basis, as if the dividends paid on the Common Shares were also paid on the DSUs and reinvested into additional DSUs using the volume weighted average trading price of the Common Shares on the TSX for the five trading days ending one trading day prior to the dividend payment date.

Director Summary Compensation Table

The following table summarizes the aggregate compensation provided to each of the independent directors in 2016. Mr. Dundas, the CEO of Enerplus, did not receive any compensation in his capacity as a director.

In 2016, a total of $1,301,033 was paid to the directors in annual compensation: $365,000 in annual cash retainers, $666,033 in share-based retainers, $70,000 paid to those directors who acted as chair of a committee and $200,000 for attendance at Board and committee meetings.

Name	Annual Retainer $	Chair Committee Retainer $	Meeting Fee $	Share-Based Awards[1] (value awarded, and vested or earned, during the year) $	Total Compensation $	Share-Based Awards[2] (value awarded, and vested or earned, not paid out during the year)
David H. Barr	35,000	10,000	25,000	78,004	148,004	78,004
Michael R. Culbert	35,000	-	25,000	78,004	138,004	78,004
Hilary A. Foulkes	35,000	-	25,000	78,004	138,004	78,004
Robert B. Hodgins[3]	35,000	20,000	25,000	78,004	158,004	-
Susan M. MacKenzie	35,000	20,000	25,000	78,004	158,004	78,004
Elliott Pew	120,000	-	25,000	120,005	265,005	120,005
Glen D. Roane	35,000	10,000	25,000	78,004	148,004	78,004
Sheldon B. Steeves	35,000	10,000	25,000	78,004	148,004	78,004
Total	**365,000**	**70,000**	**200,000**	**666,033**	**1,301,033**	**588,029**

Notes:
1. Represents the value of Common Shares purchased by Enerplus for directors under the Director Share Plan and/or the value of DSUs granted to the various directors under the Deferred Share Unit Plan, as elected by each director in 2016.
2. Represents the value of DSUs credited under the Deferred Share Unit Plan to those directors who elected to receive a portion of their equity retainer in DSUs. The value is calculated by dividing the dollar value of the portion of the directors' equity retainer that is elected to be paid in the form of DSUs by the weighted average trading price of the Common Shares on the TSX for the last ten trading days in 2015, which was $4.55.
3. Mr. Hodgins elected to receive his equity retainer in Common Shares.

Director Share Ownership Requirements

In order to further align the directors' interests with those of Shareholders, directors are required to hold equity interests in Enerplus (Common Shares and/or DSUs) equal to a minimum of three times their total annual compensation (i.e., their annual cash and equity retainers, excluding any committee chair premiums and meeting fees) within five years of their election to the Board.

Outlined below is the number and value of Common Shares and DSUs owned by each independent director as at March 10, 2017. Share ownership requirements for Mr. Dundas, the CEO of Enerplus, are reflected in the *"Executive Compensation"* section in this Information Circular. The value of a director's ownership requirement is calculated based on the higher of either the closing price of the Common Shares on the TSX on March 10, 2017 or their original purchase price (and in the case of DSUs, their grant date fair value).

Currently, all Board members have met their prescribed share ownership level.

Name	Common Shares (#)	DSUs (#)	Total Value of Share Ownership [1] ($)	Share Ownership Requirement ($)	Share Ownership Achievement	Share Ownership Requirement Date
David H. Barr	40,000	51,814	1,022,808	397,500	Achieved	July 2016
Michael R. Culbert	10,000	35,083	502,225	397,500	Achieved	March 2019
Hilary A. Foulkes	5,500	35,083	452,095	397,500	Achieved	February 2019
Robert B. Hodgins	33,373	16,731	784,974	397,500	Achieved	February 2015
Susan M. MacKenzie	6,450	51,814	656,690	397,500	Achieved	July 2016
Elliott Pew	39,600	70,704	1,253,030	735,000	Achieved	September 2015
Glen D. Roane	149,679	54,457	3,307,012	397,500	Achieved	February 2015
Sheldon B. Steeves	1,600	48,635	559,618	397,500	Achieved	June 2017

Note:

1. *Based on the closing price of the Common Shares on the TSX of $11.14 per Common Share on March 10, 2017 or their book value at the time of acquisition, whichever is higher.*

Letter to Shareholders

Dear Fellow Shareholder,

We, the Board of Directors, are accountable to our Shareholders for the overall stewardship of Enerplus.

Our accountability includes a commitment to provide our Shareholders with information on the executive compensation philosophy, programs and decision-making at Enerplus that enable us to attract, motivate and retain the high quality executive talent we need to deliver Shareholder value.

The purpose of this letter is to provide an overview of Enerplus' performance in 2016, the compensation decisions we made, including to CEO compensation, and changes we have made that will impact executive compensation going forward. It also describes how we engage with our Shareholders on the topic of executive compensation.

2016 Corporate Performance

Despite the continued challenging commodity price environment in 2016, Enerplus exceeded most portfolio, operational, safety and responsibility targets. Enerplus met or exceeded all operational targets while continuing top-tier safety performance. The multiple purposeful divestments closed in 2016 allowed the Company to significantly reduce its debt and further focused its portfolio of assets. These accomplishments resulted in top decile Total Shareholder Return relative to both Canadian and U.S. peers. Details related to our goals and achievements are provided under *Short Term Incentive: 2016 Corporate Bonus Performance Assessment*.

CEO Compensation Decisions

Every year, the Compensation & Human Resources Committee reviews executive pay and benchmarking analysis, and evaluates compensation payouts under various performance scenarios. The Committee considers corporate and individual performance results to make informed executive compensation decisions that are tied to the performance of Enerplus and Shareholder returns.

We made the following decisions with respect to Mr. Dundas' compensation levels in 2016:

- ✓ Base salary: Mr. Dundas did not receive a salary increase in 2016. This is consistent with salary treatment for all the NEOs. Enerplus had a salary freeze in 2016 to minimize G&A cost increases.

- ✓ Short term incentive: Mr. Dundas' 2016 short term incentive reflects his exceptional individual performance and Enerplus' superior corporate performance, as assessed in our annual corporate scorecard. The Board approved an annual corporate rating of 1.65 (out of 2.0), and a bonus award for Mr. Dundas of $714,150. This bonus reflects achievement of 172.5% of Mr. Dundas' target short term incentive award.

- ✓ Long term incentives: The Board determines annual long term incentive awards at the outset of the year. In January 2016, the Board approved a long term incentive award for Mr. Dundas of $1,863,000. This represented an award of 90% of Mr. Dundas' target long term incentive grant. This below target award was consistent with treatment for all NEOs in 2016.

Further details on Mr. Dundas' 2016 accomplishments and compensation can be found in the *Named Executive Officer Profiles* section.

In the interest of transparency, the Board would like to provide you with insight into the CEO pay decisions that we have made to date this year. These include:

✓ Base salary: Mr. Dundas did not receive a salary increase in 2017.

✓ Short term incentive: Mr. Dundas' 2017 short term incentive target will remain unchanged at 80% of base salary. The Board has approved a scorecard of corporate objectives that will be used to determine Mr. Dundas' annual bonus after 2017 concludes.

✓ Long term incentives: In January 2017, the Board approved a long term incentive award for Mr. Dundas of $2,587,500. This represents an award of 125% of Mr. Dundas' target long term incentive grant. This grant reflects Enerplus' exceptional performance in 2016 under Mr. Dundas' leadership.

Compensation Program Changes

We made the following changes to executive compensation programs and policies in the past year:

✓ Treasury reserve: reduced the size of the Treasury reserve under the Share Award Incentive Plan to 3.8% from 5.0%;
✓ Double trigger: amended language in the Share Award Incentive Plan to clarify "double trigger" vesting upon a change in control;
✓ CEO hold requirement: amended the Share Ownership Guidelines to require the CEO to hold all vested LTI as equity until he or she has achieved the ownership threshold under the guidelines;
✓ Claw back: introduced a recoupment policy to require repayment of any incentive awards if an individual commits fraud or another illegal act affecting Enerplus' financial results; and,
✓ Anti hedging: strengthened our policy to ensure applicability to all situations and employees.

Shareholder Engagement on Executive Compensation

As a Shareholder, we value your opinion on how we steward Enerplus and the decisions we make. Annually, Shareholders vote on the approval of the non-binding resolution on Enerplus' approach to executive compensation. This resolution was approved by 85.65% of Shareholders who voted at the last Shareholder meeting. We trust we have made appropriate decisions to secure another favourable vote this year.

Following last year's Say on Pay vote, we, on behalf of our Board, approached select institutional investors who had not endorsed our approach to executive compensation in order to understand why. We also spoke with the Canadian Coalition for Good Governance and Glass Lewis. These conversations enhanced our understanding of our Shareholders' perspectives on Enerplus' executive compensation philosophy. They led to clarifications in our disclosure and influenced some of the changes described above.

We welcome your input regarding our executive compensation philosophy and how to strengthen the linkage to corporate performance. Direct communication fosters trust and transparency, provides us with confidence that we are making the right decisions for Enerplus and its Shareholders. To contact us, you can write to Enerplus, Suite 3000, The Dome Tower, 333 - 7th Avenue S.W., Calgary, Alberta, T2P 2Z1, telephone (1-800-319-6462) or email (boardofdirectors@enerplus.com).

Sincerely,

"Elliott Pew"   *"Susan M. MacKenzie"*

Elliott Pew   Susan M. MacKenzie
Board Chairman   Chair of the Compensation & Human Resources Committee

Named Executive Officers

The Named Executive Officers who are the focus of the Compensation Discussion & Analysis and who appear in the compensation tables are:

Name	Title	Level
Ian C. Dundas	President & CEO	CEO
Jodine J. Jenson Labrie	Senior Vice President & Chief Financial Officer	SVP
Eric G. Le Dain	Senior Vice President, Corporate Development, Commercial	SVP
Raymond J. Daniels	Senior Vice President, Operations, People & Culture	SVP
Edward L. McLaughlin	President, U.S. Operations	VP

Named Executive Officer Profiles

The following profiles provide you with background on each of the Named Executive Officers who continued to be employed by Enerplus as of December 31, 2016, including experience, education and achievements for 2016. In addition, their individual 2016 total compensation, comparison to 2015 compensation, and percentage of at risk compensation is reflected below.



Ian C. Dundas

President & Chief Executive Officer
Enerplus: 15 years
Industry: 25+ years
Calgary, Alberta



Total Compensation

2015	2016
$3,233,412	$3,183,689
$128,401	$89,036
$310,500	$714,150
$2,277,011	$1,863,003
$517,500	$517,500

Pay Mix

3%
16%
22%
59%

Total compensation at risk = 81%

- Base Salary Earnings
- Equity Awards Value
- Annual Incentive Plan
- Other Compensation

Change in Compensation (2016 vs. 2015)

130%
0%
-18%
-31%

Current Equity Holdings

222,152 TOTAL

- Common Shares
- RSUs

Accountability

Mr. Dundas became President & Chief Executive Officer of Enerplus on July 1, 2013. He joined Enerplus' predecessor in 2002 as Vice President of Business Development, where he was responsible for corporate acquisition and divestment strategies. In 2010, his role expanded to that of Executive Vice President. In 2011, Mr. Dundas was appointed to Executive Vice President & Chief Operating Officer, where he oversaw the development and execution of the company's operational strategies, strategic planning, marketing and reserves, as well as acquisitions and divestments. As President & Chief Executive Officer, Mr. Dundas is responsible for overall leadership of the strategic and operational performance of Enerplus.

Biography

Prior to joining Enerplus, Mr. Dundas held several executive positions in the merchant banking business, where he helped oil and gas companies grow by accessing the funding and expertise they required. Mr. Dundas is a member of the Canadian Council of Chief Executives and of the Board of Governors of the Canadian Association of Petroleum Producers. Mr. Dundas has been an active volunteer in numerous charitable endeavors and is currently Co-chair of the Calgary YMCA Partner of Potential campaign. Mr. Dundas has sat on the boards of numerous private and public companies. Mr. Dundas holds a Bachelor of Commerce (Distinction) from the University of Calgary and a Bachelor of Laws (Distinction) from the University of Alberta. He was called to the Alberta Bar in 1995.

2016 Key Achievements

✓ Improved balance sheet sustainability by divesting non-strategic assets for approximately $670 million, raising approximately $220 million in equity and repurchasing approximately US$270 million of senior notes at a discount.

✓ Delivered top tier safety outcomes while meeting or exceeding all operational targets and improving operating expense and capital efficiencies.



Jodine J. Jenson Labrie

SVP & Chief Financial Officer
Enerplus: 14 years
Industry: 20+ years
Calgary, Alberta

Total Compensation



$1,037,486
$62,347
$132,780
$574,196
$268,162
2015

$1,382,256
$55,868
$271,890
$769,498
$285,000
2016

Pay Mix



4%
21%
20%
56%

Total compensation at risk = 75%

- Base Salary Earnings
- Equity Awards Value
- Annual Incentive Plan
- Other Compensation

Change in Compensation (2016 vs. 2015)



6% 34% 105% -10%

Current Equity Holdings



88,562 TOTAL

- Common Shares
- RSUs



Eric G. Le Dain

SVP Corporate Development, Commercial
Enerplus: 11 years
Industry: 30+ years
Calgary, Alberta

Total Compensation



$1,763,329
$82,770
$167,307
$1,173,198
$340,055
2015

$1,732,375
$70,184
$352,977
$969,159
$340,055
2016

Pay Mix



4%
20%
20%
56%

Total compensation at risk = 76%

- Base Salary Earnings
- Equity Awards Value
- Annual Incentive Plan
- Other Compensation

Change in Compensation (2016 vs. 2015)



0% -17% 111% -15%

Current Equity Holdings



89,857 TOTAL

- Common Shares
- RSUs



Raymond J. Daniels

SVP, Operations, People & Culture
Enerplus: 10 years
Industry: 30+ years
Calgary, Alberta

Total Compensation



$1,788,934 $1,710,176

$87,564
$127,393
$1,210,195
$363,782
2015

$65,068
$310,246
$968,141
$366,721
2016

▨ Base Salary Earnings   ▨ Equity Awards Value   ▨ Annual Incentive Plan   ▨ Other Compensation

Pay Mix



4%
21%
18%
57%

Total compensation at risk = 75%

Change in Compensation (2016 vs. 2015)



1%   144%
-20%   -26%

Current Equity Holdings



89,642 TOTAL

▥ Common Shares
● RSUs



Edward L. McLaughlin

President, U.S. Operations
Enerplus: 6 years
Industry: 30+ years
Denver, Colorado

Total Compensation (USD)



$1,107,742 $1,010,647

$42,970
$131,645
$623,375
$309,752
2015

$38,800
$228,442
$433,653
$309,752
2016

▨ Base Salary Earnings   ▨ Equity Awards Value   ▨ Annual Incentive Plan   ▨ Other Compensation

Pay Mix



4%
31%
23%
43%

Total compensation at risk = 66%

Change in Compensation (2016 vs. 2015)



0%   74%
-30%   -10%

Current Equity Holdings



57,254 TOTAL

▥ Common Shares
● RSUs

Notes

1. Mr. McLaughlin is paid in U.S. dollars. The compensation components are displayed here in U.S. dollars for the purposes of comparing the change year-over-year. Other compensation tables under the "Executive Compensation" section of this circular reflect the Canadian dollar equivalent of the U.S. dollar with respect to Mr. McLaughlin's compensation. For 2015 and 2016, the Canadian dollar equivalent of the U.S. dollar are based on the exchange rate in effect on December 31 of US$1.00=CDN$1.3840 and US$1.00=CDN$1.3427, respectively.

Compensation & Human Resources Committee Governance

The Compensation & Human Resources Committee is made up exclusively of independent directors. Ms. MacKenzie serves as Chair, while other current members include Ms. Foulkes and Messrs. Culbert and Barr. The Committee members' experience in leadership roles throughout their careers, their extensive knowledge of the energy industry and their mix of experience in the areas of operations, corporate strategy and financial matters provides the collective experience, skills and qualities to effectively support the Committee in carrying out its mandate.

The Committee has primary responsibility for executive compensation, including setting compensation levels, ensuring plan designs align with Shareholder interests, assessing performance and compensation risk, and determining appropriate incentive payouts. The following describes the annual compensation process and roles for various stakeholders. The Committee's responsibilities are detailed in Schedule B.

1 Management	**2** Compensation & Human Resources Committee	**3** Board of Directors	**4** Shareholder Vote & Advisory Groups
Conducts analysis and creates a proposal	*Reviews and modifies Management's proposal and recommends to the Board*	*Reviews and approves the Committee's recommendations*	*Participates in advisory vote*

▪ Develops draft corporate scorecard, corporate objectives and CEO objectives at the outset of the year
▪ Conducts benchmarking
  – Develops a compensation peer group
  – Pay for performance analysis
  – Evaluates executive compensation payouts under various performance scenarios
▪ CEO proposes the corporate performance rating for the annual bonus pool using the corporate scorecard
▪ CEO proposes recommendations concerning executive salaries, annual bonuses, and PSU and RSU awards, based on:
  – Individual and corporate performance against specific objectives
  – The competitive positioning of each executive's compensation
  – Internal equity
  – Potential payouts of long term incentives
  – Industry conditions
	▪ Recommends Board approval of the corporate scorecard, corporate objectives and CEO objectives
	▪ Approves the peer group
	▪ Reviews executive pay, benchmarking analysis, risk considerations, and evaluates future payouts
	▪ Consults with external compensation advisor to understand trends and new regulatory developments related to executive compensation and governance
	▪ Considers corporate and individual performance results used to develop executive compensation recommendations
	▪ Develops recommendations for the CEO's annual compensation
	▪ May modify the CEO's proposals for executive compensation
	▪ May modify the CEO's recommendation for the annual corporate performance rating
		▪ Ultimate accountability for the approval of all major compensation programs and policies, aggregate incentive plan payouts, and executive compensation levels
		▪ Considers success in achieving corporate objectives as well as absolute and relative Shareholder returns when making these decisions
			▪ Enerplus voluntarily implemented a Shareholder advisory vote in 2014
			▪ Voting results, along with feedback from investors and shareholder advisory groups, are considered when setting executive compensation levels, making changes to existing programs, and implementing new plans or policies
			▪ Feedback is received from Shareholders throughout the year, including through Shareholder outreach, as appropriate

Shareholders provide input to Board and management year-round to inform recommendations

Use of External Advisors

The Compensation & Human Resources Committee regularly retains the services of external compensation consultants to provide information and recommendations on market conditions and appropriate competitive practices. Since 2015, the Committee has retained Hugessen Consulting.

✓ In 2016, Hugessen's primary mandate was to advise the Committee on executive compensation and incentive plan design. Hugessen was retained in May 2015, following a formal request for proposals by the Committee, to be the Committee's independent and primary executive compensation advisor.

✓ Hugessen's primary mandate in 2015 was to conduct benchmarking analysis of executive compensation, to provide market trends regarding executive and employee pay in a declining commodities market, and to advise the Committee on management pay recommendations.

In order to ensure the independence of the Compensation & Human Resources Committee's advisors, management must seek approval from the Committee prior to retaining either advisor for other engagements. The following table reflects fees incurred in 2016 and 2015 for the engagement of external compensation consulting.

Consultant Engagement Fees

Fee Type	2016	2015
	($000s)	($000s)
Executive & Director Compensation Related Fees[1]	165.7	156.7
All Other Fees[2]	-	-
Total	165.7	156.7

Notes:

1. *Compensation related fees for services related to determining compensation for Enerplus' executive officers and board directors. This work was completed at the request of the Corporate Governance & Nominating Committee or the Compensation & Human Resources Committee.*

2. *No other fees have been paid to Hugessen.*

Aligning Executive Compensation and Shareholder Interests

Compensation Principles

Our executive compensation programs reflect the following principles, which we believe are in the best interests of Shareholders and align with corporate governance best practices:

What We Do

✓ Provide a meaningful part of executive compensation that is "at risk" and contingent upon corporate and individual performance

✓ Retain external compensation experts, who report directly to the Compensation & Human Resources Committee

✓ Benchmark pay levels and mix to other organizations of comparable size in the same industry and geographic areas

✓ Disclose the operational and financial performance drivers used to determine incentive payouts

✓ Measure performance and align compensation outcomes with the achievement of corporate goals over multiple time horizons

✓ Align executive interests with Shareholders' by having share ownership guidelines, including requiring the CEO to hold all vested LTI in Common Shares until his minimum ownership requirement is satisfied

✓ Mitigate risk by having anti-hedging and recoupment/claw back policies in place

✓ Include a "double trigger" in our executive employment agreements and long term incentive plan so that severance payments are due upon a Change of Control only if employment is also effectively terminated

- ✓ Provide reasonable benefits and perquisites that are market competitive and within industry norms
- ✓ Provide long term incentive provisions upon retirement to encourage eligible executives' voluntary retirement and to align retiring executives' financial interests with continued long term corporate performance
- ✓ Provide Shareholders an opportunity to have their say on executive pay decisions through an advisory vote

What We Don't Do

- ✖ Back-date, reprice or cancel stock options
- ✖ Pay dividends on PSUs or RSUs prior to vesting
- ✖ Provide tax gross-ups
- ✖ Offer a pension plan
- ✖ Provide financial assistance to executives for any purpose

Risk Mitigation

Enerplus recognizes that certain compensation designs could promote unintended behaviours that may, in certain circumstances, be misaligned with Enerplus' and the Shareholders' best interests. Enerplus, through the structure of its compensation programs, seeks to mitigate behavioural conflict risk and align executive actions and decisions with the interests of Enerplus and its Shareholders. There are additional risks that Enerplus is typically subject to; however, this discussion focuses solely on risks linked to the executive compensation programs. Elements of Enerplus' mitigation of behavioural risk are embedded in its compensation processes and executive compensation design as follows:

Process Elements

- ✓ Members of the Compensation & Human Resources Committee meet regularly to review both employee and executive compensation and human resources issues generally, with the majority of the meetings focused on executive compensation
- ✓ Engagement by the Committee of an independent third party consultant to review the executive compensation programs to provide additional objectivity
- ✓ A regular review of proxy materials and compensation survey data analysis identifies whether Enerplus' compensation programs are deviating from pay philosophy and market practices
- ✓ Review and evaluate proposed plan design
- ✓ Monitor incentive program performance
- ✓ Review CEO and senior executive objectives and goals

Compensation Design Elements

- ✓ A significant portion of the executives' compensation package is comprised of "at risk" elements such as long term incentives and short term incentive bonus. This "at risk" compensation aligns executive and Shareholder interests as Shareholder returns directly impact the calculation of the short term and long term incentives
- ✓ Minimum share ownership requirements for the executive officers ensure that the executives are also Shareholders and, therefore, increase alignment with the Shareholders' interests
- ✓ An annual incentive plan coupled with three-year vesting of long term incentive awards ensures a focus on both near term performance and long term value creation

Share Ownership Requirements

To align executive and Shareholder interests, all executives have a minimum share ownership threshold that must be achieved within five years of the date of their appointment as an executive of Enerplus. In the event of an increased ownership threshold resulting from promotion to a higher executive level, an executive must achieve the higher ownership threshold within three years of that promotion.

Each executive must hold Enerplus equity valued at or greater than the following multiples of their base salary:

Position	Multiple of Salary
Chief Executive Officer	3X
Senior Vice President	2X
Vice President	1X

At least one-half of the executive's ownership requirements must be in Common Shares. The remainder is permitted to be held in unvested RSUs.

Until the CEO satisfies the share ownership threshold, any vested LTI awards must be held in the form of Common Shares. This mandatory hold period is designed to accelerate the achievement of this alignment.

As of March 10, 2017, all Named Executive Officers were in compliance with Enerplus' equity ownership guidelines.

Name	Common Shares [1] (#)	RSUs (#)	Total Value of Share Ownership [2] ($)	Share Ownership Requirement ($)	Share Ownership Achievement	Share Ownership Requirement Date
Ian C. Dundas	80,752	141,400	4,138,048	1,552,500	Achieved	July 1, 2016
Jodine J. Jenson Labrie[3]	31,892	56,670	1,020,842	570,000	Achieved	September 16, 2018
Eric G. Le Dain	18,802	71,055	1,318,914	680,109	Achieved	April 18, 2014
Raymond J. Daniels	20,861	68,781	1,242,193	733,442	Achieved	April 18, 2014
Edward L. McLaughlin[4]	14,265	42,989	716,733	417,205	Achieved	May 7, 2017

Notes:

1. *Based on the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by each Named Executive Officer.*
2. *Based on the higher of the closing price of the Common Shares on the TSX of $11.14 per Common Share on March 10, 2017 or their book value at the time of acquisition or grant.*
3. *Ms. Jenson Labrie's share ownership requirement increased when she was promoted to CFO in September 2015.*
4. *Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts represent the Canadian dollar equivalent of the U.S. dollar share ownership value based on the exchange rate in effect on March 10, 2017 of US$1.00=CDN$1.3469.*

Anti-Hedging Policy

Enerplus believes that the interests of the directors and executives should be aligned with other Shareholders. To promote this alignment, our Code of Business Conduct expressly prohibits directors and employees, including all executives, from entering any type of hedging transaction involving Enerplus securities.

Claw Back Policy

Enerplus introduced a recoupment policy in 2017 that applies to all officers and employees. Under this policy, any officer or employee who has committed fraud or another illegal act affecting Enerplus' financial results shall be required to repay any incentive-based compensation paid to that individual for the financial year in question.

Additionally, Enerplus, as a foreign private issuer, is subject to certain U.S. legislation, including provisions of the Sarbanes-Oxley Act. The Sarbanes-Oxley Act provides that in the event an issuer is required to prepare an accounting restatement as a result of the material non-compliance of the issuer with any financial reporting requirement, the chief executive officer and the chief financial officer of the issuer will be required to reimburse the issuer for certain elements of such executive's compensation. In Enerplus' case, the elements include annual bonus and PSUs. Enerplus abides by these laws.

Compensation Discussion & Analysis

Executive Compensation Strategy & Philosophy

Our compensation strategy is to attract, motivate, retain and reward top talent while balancing risk, short term performance and long term Shareholder value creation. In determining compensation and ensuring alignment to a pay for performance philosophy, Enerplus references corporate performance and peer group compensation, and positions executive compensation below, at or above the median based on the particular executive's role, performance, knowledge and experience. Our programs are reviewed regularly against the peer group to ensure market competitiveness.

Enerplus undergoes the following sequence when determining executive compensation and the desired outcomes of our rewards philosophy:



1 Factors we Consider	2 Executive Compensation Design	3 Executive Outcomes we Achieve	4 Business Outcomes we Deliver
▪ Corporate Performance ▪ Individual Performance ▪ Scope of Role ▪ Executive Expertise ▪ Peer Practices	▪ Base Salary ▪ Bonus ▪ LTI ▪ Other Compensation	▪ Attract ▪ Motivate ▪ Retain ▪ Reward	▪ Results ▪ Shareholder Value Creation

Pay "At Risk"

Enerplus ensures that a meaningful portion of executive pay is "at risk" - meaning that it is not a guaranteed payment. To align with our pay for performance philosophy, a significant percentage of the executives' total compensation is comprised of short term and long term incentives which link directly to corporate performance and to Enerplus' relative TSR. For the 2016 performance year, the following table shows the mix of compensation components and demonstrates the proportion of "at risk" pay for the CEO and other Named Executive Officers relative to total compensation.



Enerplus CEO
3%
16%
22%
59%
Total compensation at risk = 81%
Other Enerplus NEOs
4%
23%
20%
53%
Total compensation at risk = 73%
Base Salary Earnings
Equity Awards Value
Annual Incentive Plan
Other Compensation

In 2016, the proportion of the Named Executive Officers' target "at risk" compensation was aligned with Enerplus' peer group.

Executive Compensation Components

Executive Compensation Components Summary

The following table summarizes the compensation components offered to executives and illustrates the "at risk" and "not at risk" components. Further description follows this summary.

	Not at Risk Compensation		At Risk Compensation	
	Base Salary	**Other Compensation**	**Bonus Plan**	**Long Term Incentives (LTI)**
Description	Fixed amount of pay to compensate for daily work	Health and insurance benefits, Savings Plan, car allowance and parking	Lump sum cash payment provided for previous calendar year performance	LTI awards are split: 75% in PSUs and 25% in RSUs
Purpose	Compensates for executive's role, performance and background	Assists in the overall health and financial wellbeing of executives and family	Recognizes and rewards individual and corporate achievements during previous calendar year	To drive mid and long term corporate performance
Determination	Based on peer market data, performance, experience and scope of role relative to peers	Consideration given to market competitiveness in determining plan design features	Individual and corporate payout multiplier is up to 2X target where results are outstanding, and may be as low as 0X target for unacceptable levels of performance	LTI award is up to 2X target based on individual and corporate performance, long term contribution potential of executive, and peer group market data
Performance linkage	Salaries commensurate with executive background, role and performance	Majority of coverage is a percentage of salary	Individual portion based on achievement of individual objectives set in accordance with corporate strategy Corporate portion based on achievement of objectives approved by the Board	RSUs - Payout amounts are directly linked to share price and adjusted for dividends paid PSUs – Payout amounts range from 0X-2X the grant amount, are linked to Enerplus' relative three-year TSR, and adjusted for dividends paid
Performance Period	Day to Day	Day to Day	One Year	Three Years
Time of Payout	Semi-monthly	Semi-monthly	Annually	RSUs - Paid out in thirds on grant anniversaries PSUs - Vest on third year anniversary of grant

Base Salary

Base salaries form the foundation of our total compensation package. When determining salaries for executives, Enerplus references the median of the Company's peer group and sets an individual's salary according to the executive's role, performance, knowledge and experience.

Short Term Incentives - Bonus Plan

Executives participate in an annual bonus plan, which rewards individual and corporate achievement over the previous calendar year and is a lump sum payment. The value of the bonus is calculated as follows:

$$\text{Bonus Payment Amount} = \text{Salary} \times \text{Bonus Target \%} \times \left[\begin{array}{c} \text{Individual Weighting} \\ \times \\ \text{Individual Rating} \end{array} + \begin{array}{c} \text{Corporate Weighting} \\ \times \\ \text{Corporate Rating} \end{array} \right]$$

Bonus target amounts are expressed as a percentage of salary with individual and corporate weightings applied according to the executive's level of seniority within the organization. A more senior contributor has greater potential to impact corporate outcomes, so a higher proportion of their bonus is weighted to the corporate results.

Bonus Weightings		
Position	**Individual**	**Corporate**
Chief Executive Officer	30%	70%
Senior Vice President	40%	60%
Vice President	50%	50%

Individual performance ratings range from zero to double the target, meaning that there is the potential to receive up to two times the individual portion of their annual bonus for outstanding performance. The corporate performance rating also ranges from zero to two and is assessed by the Board.

Long Term Incentives (LTI)

All executives are eligible to participate in Enerplus' LTI program. Prior to 2014, executives were granted awards under Enerplus incentive plans that have since been discontinued, including the Stock Option Plan. Following the adoption of the Share Award Incentive Plan in 2014, executives are eligible to receive LTI under the Share Award Incentive Plan consisting of 75% Performance Share Units ("PSUs") and 25% Restricted Share Units ("RSUs"). Currently, all grants, when vested, are settled with Common Shares issued from treasury. Subsequently, if determined by Enerplus, in its sole discretion, prior to the relevant payment date, these Common Shares are then automatically sold on the TSX on behalf of the recipients and the recipients receive the cash proceeds from the sale. Enerplus' LTI program allows executives to participate in the success of the Company and creates a strong alignment to Shareholder interests as its value tracks Enerplus' share price performance (in the case of RSUs and PSUs) and Enerplus' relative TSR (in the case of PSUs).

The target grant value is aligned with median competitive pay and is expressed as a percentage of salary. The grant awarded can be up to 2X the target. The actual grant may be adjusted up or down from the target award based on individual and corporate performance, long term contribution potential of the executive, competitive market practices and time in and scope of role.

The value of LTI payouts for awards made under the Share Award Incentive Plan is calculated as follows:

Payout Amount	=	# RSUs / PSUs Awarded + Accumulated Dividends	x	Share Price @ Payout	x	Performance Multiplier @ Payout (PSUs Only)

The PSU performance multiplier is calculated based on Enerplus' three-year TSR percentile rank relative to the members of the Company's peer comparator group specified by the Board at the time of grant. Under the Share Award Incentive Plan, performance below the 25th percentile results in zero payout.

The following graph shows the PSU performance multiplier associated with various percentile rankings.


2
1.5
1
0.5
0
PSU Payout Multiplier
0
25
50
75
100
Relative TSR Percentile Rank

The Share Award Incentive Plan was initially approved by the Shareholders on May 9, 2014, and amended by the Board on February 19, 2015 and February 22, 2017. At its February 22, 2017 Board meeting, the Board approved the following amendments to the Share Award Incentive Plan:

✓ definitions for "Change of Control", "Good Reason" and "Just Cause" were added;

✓ the definition of "Peer Comparator Group" was revised to mean, generally, the entities specified by the Board at the beginning of the applicable Performance Period, for the purposes of determining the applicable Percentile Rank;

✓ the definition of "Percentile Rank" was revised to include reference to one or more other metrics that the Board may determine, in addition to Total Shareholder Return;

✓ the definition of "Total Shareholder Return" was revised to include reference to the most recent trading information available to the Board in calculating the total return to Shareholders, if the Common Shares or similar securities of a member of the Peer Comparator Group are not then listed and posted for trading on the TSX;

✓ the maximum number of Common Shares that may be reserved for issuance from treasury under the Share Award Incentive Plan was reduced from 5% to 3.8% of the number of issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of the Share Award;

✓ a provision was added, commonly known as "double trigger", to provide for the accelerated vesting of Share Awards in the event of a Change of Control of Enerplus and termination of employment of the Grantee's employment with Enerplus either (a) by Enerplus without Just Cause, or (b) by the Grantee for Good Reason, in either case in connection with or within 90 days of the Change of Control; and

✓ the settlement provisions were revised to clarify that the automatic sale of Common Shares issued to a Grantee upon the vesting and settlement of a Share Award shall be in the Board's sole discretion.

The administrative nature of these amendments did not require Shareholder approval under the terms of the Share Award Incentive Plan or applicable regulatory requirements.

Capitalized terms used in the preceding paragraph, but not otherwise defined there, are defined in the Share Award Incentive Plan, the full text of which is set forth in Schedule E to this Information Circular.

Information about the Named Executive Officers' LTI awards is reflected under *"Executive Compensation Tables - Summary Compensation Table"*. Summaries of the current and past Enerplus LTI plans are contained under *"Additional Information"*.

Savings Plan

For Canadian executives, Enerplus contributes 2% of base salary, plus matched individual contributions on a one-to-one basis up to a maximum employer contribution of 10% of salary. Contributions are made to a retirement savings or non-registered plan at the executive's direction.

For American executives, Enerplus contributes to a 401(k) Plan. The 2016 employer contribution was 2% of cash earnings, plus matching of individual contributions on a one-to-one basis up to a maximum employer contribution of the lesser of 8% of earnings or US$21,200.

For both plans, contributions are made on each pay and are immediately vested.

Benefits and Perquisites

Executives receive health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships and financial services. Perquisites provided are nominal and average less than 5% of a Named Executive Officer's total compensation. Enerplus does not have a pension plan.

2016 Compensation Treatment for Named Executive Officers

2016 Compensation Determination

Based on 2016 performance and achievements, the Board approved the following compensation decisions, which are also reflected in the Summary Compensation Table:

✓ The Named Executive Officers did not receive a base salary increase in 2016;

✓ Bonus awards for 2016 were approved and paid to the Named Executive Officers in March 2017; and,

✓ The grant date fair value of 2016 LTI was determined by the Board in February 2016.

The compensation decisions made were based on each Named Executive Officer's individual performance, corporate performance, and reflect market competitive compensation levels for their position, and time in and scope of role. The aggregate remuneration paid to, or earned by, all Named Executive Officers in 2016 was $9,375,520.

Long Term Incentive Awards

The Compensation & Human Resources Committee determined the long term incentives awards for each Named Executive Officer based on individual and corporate performance and the market competitiveness of LTI awards for their position and scope of role.

In 2016, the Named Executive Officers received Share Awards consisting of 75% PSUs and 25% RSUs. The table below depicts the PSUs and RSUs granted to each Named Executive Officer in 2016:

Name	PSU Award[1] (#)	RSU Award[2] (#)	Total LTI Value ($)
Ian C. Dundas	271,485	112,590	1,863,003
Jodine J. Jenson Labrie	112,135	46,504	769,498
Eric G. Le Dain	141,230	58,571	969,159
Raymond J. Daniels	141,082	58,509	968,141
Edward L. McLaughlin[3]	86,708	35,302	592,294

Notes:

1. The actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX. For the annual PSU award, this price was based on the twenty trading days ended December 31, 2015, which was $5.15.

2. The actual number of RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding and including the grant date, which was $4.14 for the RSUs awarded to all NEOs in March 2016.

3. Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The total LTI value is determined in U.S. dollars and is reflected in Canadian dollars based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.3648.

Compensation Peer Group

Every year, the Compensation & Human Resources Committee approves a comparator group of companies (referred to in this Information Circular as the "Compensation Peer Group") for the purpose of executive compensation benchmarking. Peers are selected based on comparability of operations, including geography and scope as measured by production volumes, market capitalization and annual revenues.

The 2016 Compensation Peer Group used to benchmark Canadian Named Executive Officer compensation is shown below, and is unchanged from 2015. Additional compensation data from subsidiaries may be considered in determining executive compensation. Mr. McLaughlin is a U.S.-based employee and the peer group used for Mr. McLaughlin's compensation benchmarking consists of all exploration and production companies listed in the U.S. Mercer survey.

2016 Compensation Peer Group	
Advantage Oil & Gas Ltd.	Penn West Petroleum Ltd.
ARC Resources Ltd.	Peyto Exploration & Development Corp.
Baytex Energy Corp.	Seven Generations Energy Ltd.
Bonavista Energy Corporation	Tourmaline Oil Corp.
Crescent Point Energy Corp.	Vermilion Energy Inc.
Pengrowth Energy Corporation	Whitecap Resources Inc.

Short Term Incentive: 2016 Corporate Bonus Performance Assessment

Corporate Performance Measurement

The Compensation & Human Resources Committee and the Board participate with management in the annual corporate goal setting process, and evaluate performance relative to these goals throughout the year. To assess corporate performance in 2016, the Committee used a scorecard approach based on the following four performance categories: Responsibility, Operational Excellence, Portfolio, and Total Shareholder Return.

Although many of the objectives are numerical in nature, the evaluation process also involves the use of informed judgement and consideration of circumstances such as macroeconomic environment, internal constraints and external factors in determining the performance rating for each category. The Board may revise the calculated corporate rating if, in its application of informed judgement, it deems a revision to be warranted.

The performance assessment results in a corporate performance rating, which is used as a multiplier to calculate a portion of an executive's bonus award. The annual corporate performance rating scale ranges from zero to a maximum of 2.0. A rating of 1.0 generally reflects meeting the Board's performance expectations.

2016 Corporate Performance Summary

The table on the following page show the 2016 corporate scorecard and associated calculated performance rating.

| Category | Goal | | | 2016 Result | Rating | Category | | Weighted Score | Total |
	Min	Target	Max			Weight	Score		
Responsibility – 15%									
Lost Time Injuries	7	4	2	2	2.00	25%			
High Risk Non-Compliance	3	3	1	5[1]	0.00	25%	1.50	0.2250	
Motor Vehicle Incidents (Level 3-5)	3	3	2	2	2.00	25%			
Environmental Releases (Level 3-5)	4	4	1	1	2.00	25%			
Operational Excellence – 45%									
Production (Liquids) (mbbls/d)	42.2	44.0	46.2	43.3	1.00	15%			
Production (Gas) (mboe/d)	48.8	49.8	50.8	49.9	1.00	10%			
Opex ($/boe)	8.32	8.32	7.70	7.31	2.00	10%			
Cash G&A ($MM)	68	68	62	53	2.00	10%	1.53	0.6885	**1.65**
F&D Oil ($/boe)	18.00	18.00	10.00	9.99	2.00	15%			
F&D Gas ($/mcf)	0.65	0.65	0.40	0.05	2.00	5%			
Capital Efficiency – Oil ($K/boed)	25.5	25.5	19.5	21.7	1.37	30%			
Capital Efficiency – Gas ($K/boed)	6.6	6.6	5.0	5.6	1.47	5%			
Portfolio – 25%									
Divestment Proceeds				Strong beat					
Reduce exposure to non-op assets and long-term AROs	*Strategic – described below*			Strong beat	1.75	100%	1.75	0.4375	
Acquisitions				Met					
Total Shareholder Return – 15%									
Relative TSR	p25	p50	p75	p95	2.00	100%	2.00	0.3000	

Note

1. *One high risk non-compliance assessment was rescinded by the applicable regulatory body following the completion of the corporate performance evaluation.*

Within the Portfolio evaluation, we considered the exceptional value obtained by divesting of non-strategic assets. These eight transactions resulted in proceeds of approximately $670 million. We also reduced our portfolio of non-operated assets and corresponding long term asset retirement obligations. We added a strategic asset to our portfolio with the acquisition of Ante Creek for $110 million.

On the basis of the scorecard result, we funded the bonus pool using a corporate performance rating of 1.65.

Corporate Performance Relative to Executive Compensation

The following graph illustrates, using the left axis, Enerplus' cumulative total return compared to the S&P/TSX Composite Index and the S&P/TSX E&P Index based on an initial investment of $100 from the period of December 31, 2011 to December 31, 2016, assuming reinvestment of all distributions and dividends. The graph also illustrates, using the right axis, the aggregate total compensation, as set out in the Summary Compensation Table, of the Named Executive Officers who remained employed by Enerplus as of December 31st of each of those years.



Notes:

1. *For 2013, compensation for Mr. Gordon J. Kerr, former CEO, is excluded from the graph as Mr. Kerr's employment was terminated by Enerplus on June 30, 2013; however, the graph includes full year compensation for Mr. Ian C. Dundas who became the CEO of Enerplus effective July 1, 2013.*
2. *For 2015, compensation for Mr. Robert J. Waters, former CFO, is excluded as Mr. Waters' employment was terminated by Enerplus on September 14, 2015; however, the graph includes full year compensation for Ms. Jodine Jenson Labrie, who became CFO of Enerplus effective September 15, 2015.*

Enerplus' incentive programs consider both absolute and relative TSR. The graph above

shows that Enerplus' TSR over the period has been generally aligned with the performance of the S&P/TSX E&P Index. As a consequence, NEO long term incentive grants have reflected competitive industry levels on a grant date fair value basis and are shown in the Summary Compensation Table. The graph above does not reflect a clear correlation between NEO pay and absolute performance. It shows the valuation on the date of grant of the long term incentives rather than the actual payout value of such long term incentives. This distinction is important because more than half of NEO total compensation is in the form of long term incentives, which are directly linked to performance, and therefore the actual payout values can vary significantly from the value reported in the Summary Compensation Table.

The following table illustrates how Enerplus' current CEO's pay is linked to the absolute TSR shown above. It compares the grant date fair value of Mr. Dundas' long term incentives, as reported in the Summary Compensation Table, to the payout value of such grants made over the period from 2012 to 2016.

Grant Year	Mr. Dundas' Position	Plan Type	Grant Date Fair Value[1] $	Estimated Realized and Realizable Value[2] $	Estimated Realized and Realizable Value as a % of Grant Date Fair Value
2016	CEO	Share-based awards	1,863,003	4,893,116	263%
		Option-based awards	-	-	
2015	CEO	Share-based awards	2,277,011	2,344,546	103%
		Option-based awards	-	-	
2014	CEO	Share-based awards	2,018,250	1,746,601	87%
		Option-based awards	-	-	
2013	CEO	Share-based awards	921,013	939,943	51%
		Option-based awards	921,013	-	
2012	EVP & COO	Share-based awards	731,250	401,402	27%
		Option-based awards	731,250	-	

Notes:

1. *The Grant Date Fair Value of awards aligns with the values disclosed by Enerplus in each given year in the Summary Compensation Table and reflects what the Board intended to award Mr. Dundas under various long term incentive plans.*

2. *Where share-based awards have vested, the Estimated Realized and Realizable Value reflects the amounts paid to Mr. Dundas for awards granted in that year (e.g., the Estimated Realized and Realizable Value shown for 2012 share-based awards reflects payments made to Mr. Dundas in 2013, 2014 and 2015). Where those share-based awards were not vested as of December 31, 2016, the Estimated Realized and Realizable Value reflects the market value, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2016. As Mr. Dundas has not exercised any of the Option-Based Awards granted since the outset of 2012, the Estimated Payout Value for Option-Based Awards reflects the in-the-money value of those awards, as disclosed in the Outstanding Option-Based and Share-Based Awards table as of December 31, 2016.*

The Estimated Realized and Realizable Value of Mr. Dundas' long term incentive awards from 2012 to 2016 averaged 106% of the value assessed on the date of grant included in the above table.

In 2016, Mr. Dundas' LTI grant was comprised of PSUs (75%) and RSUs (25%). The Estimated Realized and Realizable Value of PSUs is valued according to Enerplus' TSR relative to the performance of the S&P/TSX E&P Index, while the Estimated Payout Value of RSUs is based solely on Enerplus' absolute TSR over the period. Note that because the 2014, 2015, and 2016 estimated payouts of share-based awards are projected, actual realized payouts will vary from the estimates shown above, based on both absolute and relative TSR during 2017 to 2020.

Executive Compensation Tables

Summary Compensation Table

Outlined below is a description of the compensation paid, payable, awarded or granted to the Named Executive Officers in 2016, 2015 and 2014. Enerplus does not have any pension plans or similar deferred compensation plans. All dollar figures shown below are in Canadian dollars; Mr. McLaughlin is paid in U.S. dollars and the amounts presented have been converted as described in the notes following the table.

Name and Position	Year	Salary	Share-based awards[1]	Option-based awards[2]	Non-equity incentive plan compensation: annual incentive plans[3]	All other compensation[4]	Total compensation
		($)	($)	($)	($)	($)	($)
Ian C. Dundas President & CEO	2016	517,500	1,863,003	-	714,150	89,036	3,183,689
	2015	517,500	2,277,011	-	310,500	128,401	3,233,412
	2014	514,583	2,018,261	-	426,420	99,717	3,058,981
Jodine J. Jenson Labrie Senior Vice President & Chief Financial Officer	2016	285,000	769,498	-	271,890	55,868	1,382,256
	2015	268,162	574,196	-	132,780	62,347	1,037,486
	2014	250,190	377,445	-	144,675	49,388	821,699
Eric G. Le Dain Senior Vice President, Corporate Development, Commercial	2016	340,055	969,159	-	352,977	70,184	1,732,375
	2015	340,055	1,173,198	-	167,307	82,770	1,763,329
	2014	336,595	1,020,177	-	212,194	76,782	1,645,749
Raymond J. Daniels[5] Senior Vice President, Operations, People & Culture	2016	366,721	968,141	-	310,246	65,068	1,710,176
	2015	363,782	1,210,195	-	127,393	87,564	1,788,934
	2014	364,654	1,100,185	-	220,033	73,500	1,758,372
Edward L. McLaughlin[6] President, U.S. Operations	2016	415,904	592,294	-	306,729	52,097	1,367,024
	2015	428,697	734,506	-	182,197	59,470	1,404,870
	2014	357,206	636,847	-	215,606	43,782	1,253,441

Notes:

1. Represents the Board's determination of the fair value on the date of grant of the PSUs and RSUs awarded to the Named Executive Officers under the Share Award Incentive Plan. The actual value realized upon the vesting and payment for these

awards may be greater or less than the grant date fair value indicated. See "Additional Information" for summaries of this LTI plan.

For PSUs granted in 2015 and 2016, the actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the twenty trading days ending December 31, 2014 and 2015, respectively. For PSUs granted in 2014 under the same plan, the actual number of PSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the twenty trading days starting on January 2, 2014. For RSUs, the actual number of RSUs awarded was determined by dividing the intended dollar award amount by the volume weighted average trading price of the Common Shares on the TSX for the five trading days preceding and including the grant date.

The grant date fair value presented for these awards is consistent with the fair value used for accounting purposes.

2. *No Options under the Stock Option Plan or any other Option-based awards have been granted since the adoption of the Share Award Incentive Plan in 2014. The Stock Option Plan is now closed.*

3. *Represents the cash bonus awards earned by the Named Executive Officers for 2016, 2015 and 2014 performance, which were paid in March of the following year for the 2016 and 2015 bonuses, and February of the following year for the 2014 bonus.*

4. *Reflects payments made by Enerplus to each of the Named Executive Officers for: health and insurance benefits, wellness spending accounts, car allowances, parking payments, club memberships, financial services and the Savings Plan or 401(k) matching contribution. In 2015, each of the NEOs received one-time payments for accrued, unused vacation as Enerplus transitioned to a new vacation policy.*

5. *Mr. Daniels' base salary earnings and bonus were lower in 2015, relative to 2014, due to a leave of absence in 2015.*

6. *Mr. McLaughlin is a U.S. employee paid in U.S. dollars. The amounts presented for Share-based awards represent the Canadian-dollar equivalent of the U.S. dollar grant date fair value based on the exchange rate in effect on the grant date, being approximately US$1.00=CDN$1.3648 for 2016 awards, US$1.00=CDN$1.1783 for 2015 awards, and US$1.00=CDN$1.0964 for 2014 awards. All other amounts represent the Canadian-dollar equivalent of the U.S. dollar based on the exchange rate in effect on December 31 of the applicable year, being US$1.00=CDN$1.3427 for 2016, US$1.00=CDN$1.3840 for 2015, and US$1.00=CDN$1.1601 for 2014.*

Outstanding Option-Based and Share-Based Awards as of December 31, 2016

The following table includes all awards outstanding as of December 31, 2016 under the Stock Option Plan, as these awards are considered "option-based awards" under applicable securities laws. Following the adoption of the Share Award Incentive Plan in 2014, Enerplus has not made any grants under the Stock Option Plan.

The table also includes outstanding awards as of December 31, 2016 under the Share Award Incentive Plan, as these awards are considered "share-based awards" under applicable securities laws. There were no share based awards that vested in 2016 but have not been paid out or distributed as of December 31, 2016.

Name	Option-Based Awards				Share-Based Awards	
	Common Shares underlying unexercised Options (#)	Exercise prices of Options ($)	Option expiration dates[1]	Value of unexercised in-the-money Options[2] ($)	Number of share-based awards that have not vested[3] (#)	Market or payout value of share-based awards that have not vested[4] ($)
Ian C. Dundas	140,915	15.77	March 5, 2020	-	419,985 PSUs	5,350,609
	397,972	13.96	March 5, 2020	-		
	151,859	13.23	July 9, 2019	-		
	289,032	23.00	March 8, 2019	-	149,830 RSUs	1,908,834
	105,264	30.40	March 10, 2018	-		
Jodine J. Jenson Labrie	57,199	13.96	March 5, 2020	-	156,134 PSUs	1,989,147
	24,395	18.05	March 5, 2020	-		
	14,411	13.23	July 9, 2019	-		
	3,640	15.61	March 8, 2019	-		
	24,869	23.00	March 8, 2019	-	57,180 RSUs	728,473
	17,438	30.40	March 10, 2018	-		
Eric G. Le Dain	237,854	13.96	March 5, 2020	-	217,743 PSUs	2,774,046
	52,722	13.23	July 9, 2019	-		
	144,437	23.00	March 8, 2019	-	77,683 RSUs	989,681
	64,693	30.40	March 10, 2018	-		
Raymond J. Daniels	192,814	13.96	March 5, 2020	-	220,007 PSUs	2,802,889
	88,642	13.23	July 9, 2019	-		
	160,821	23.00	March 8, 2019	-		
	16,732	30.64	March 10, 2018	-	78,407 RSUs	998,905
	47,720	30.40	March 10, 2018	-		
Edward L. McLaughlin	151,216	13.96	March 5, 2020	-	133,632 PSUs	1,702,472
	27,582	14.14	March 8, 2019	-		
	36,711	23.00	March 8, 2019	-	47,873 RSUs	609,902
	15,920	25.70	March 10, 2018	-		

Notes:

1. Any awards with the expiration date of July 9, 2019 and March 5, 2020 represent Options granted in July 2012 and March 2013, respectively, as part of 2013 compensation. Any awards with expiration dates of March 10, 2018 and March 8, 2019 represent Options granted under the Stock Option Plan as part of 2011 and 2012 compensation, respectively.
2. The value of the unexercised in-the-money Options as of December 31, 2016 is determined based on the excess of the closing price of the Common Shares on the TSX on December 31, 2016 of $12.74 per Common Share over the applicable exercise price. All outstanding Options were vested as at December 31, 2016.
3. Represents the number of PSUs and RSUs awarded in 2014, 2015, and 2016 pursuant to the Share Award Incentive Plan, and which were outstanding as at December 31, 2016.
4. The estimated future payouts represent Enerplus' estimate, as at December 31, 2016, of the future payout amount of such awards based on the closing price of the Common Shares on the TSX on December 31, 2016 of $12.74 per Common Share.

   For both PSUs and RSUs, the number of units vesting will be multiplied by an adjustment ratio. This adjustment ratio was set at 1.0 at the time of grant, and will be cumulatively adjusted on a compounding basis to reflect the notional reinvestment of any dividends paid by Enerplus over the vesting period.

   For PSUs, calculation assumes a relative performance factor (Multiplier) of 1.0X, which corresponds to Enerplus achieving the 50th (median) percentile compared to its performance group. The Multiplier ranges from a minimum of 0.0X to a maximum of 2.0X. The actual amount ultimately paid to the Named Executive Officers in respect of such PSUs upon vesting may be greater or less than the amounts indicated.

PSUs vest 100% approximately three years from the date of grant. RSUs vest as to one-third each year on the first, second and third anniversaries of the date of grant. Accordingly, PSUs granted effective January 1, 2014 vested on December 31, 2016, while none of the PSUs granted in 2015 or 2016 were vested as of that date. Two thirds of the RSUs granted in 2014 and one third of the RSUs granted in 2015 were vested as of December 31, 2016, but none of the RSUs granted in 2016 were vested as of that date.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value of the awards that vested or were earned in 2016 for each Named Executive Officer under the Stock Option Plan (which are "option-based awards") and under the Share Award Incentive Plan (which are "share-based awards"), as well as the amount of non-equity incentive plan awards.

Name	Option-based awards - Value vested during the year[1]	Option-based awards - Value realized upon exercise during the year[2]	Share-based awards - Value vested during the year[3]	Non-equity incentive plan compensation - Value earned during the year[4]
	($)	($)	($)	($)
Ian C. Dundas	-	-	1,626,341	714,150
Jodine J. Jenson Labrie	-	-	313,268	271,890
Eric G. Le Dain	-	-	822,816	352,977
Raymond J. Daniels	-	-	885,502	310,246
Edward L. McLaughlin[4]	-	-	513,520	306,729

Notes:

1. *Represents the aggregate value of the Options held by the Named Executive Officer that vested in 2016. The value was calculated as the difference between the exercise price of the Options that vested in 2016 and the closing price of the Common Shares on the TSX on the date of vesting.*
2. *None of the NEOs exercised Options during 2016.*
3. *Represents the aggregate value that the Named Executive Officers received from PSUs and RSUs granted pursuant to the Share Award Incentive Plan that vested in 2016. This includes PSUs awarded in 2014 and RSUs awarded in 2014 and 2015. The PSUs vested on December 31, 2016 based on a performance factor of 1.40. The Board determined, in advance of the PSU vest date, to incorporate returns for peers that ceased to exist prior to the vest date in the performance factor calculation. Without such an amendment, the performance factor would have been 1.20. The underlying Common Shares of the vested PSUs were sold by the Company at an average price of $11.87. The RSUs vested on March 5, 2016 and March 6, 2016. The underlying Common Shares of the vested RSUs were sold by the Company at an average price of $4.84.*
4. *Represents the cash bonus awards earned by the Named Executive Officers for 2016 performance, which were paid in March 2017. Mr. McLaughlin's cash bonus was paid in U.S. dollars, and the Canadian-dollar denominated equivalent represented is based on the exchange rate in effect on December 31, 2016, being US$1.00=CDN$1.3427.*

Termination and Change of Control Benefits

Employment Agreements

Enerplus has employment agreements in place with each of its executives which outline the terms and conditions of the employment contract and treatment in the event of termination, change in role or Change of Control.

Executives commit to non-solicitation and confidentiality conditions in the event of termination and, in exchange, may be eligible for severance payments and benefits. As a condition of receiving such payments and arrangements, the executive:

✓ Must execute a release that releases Enerplus from further obligations and liabilities to the executive;

✓ May not, directly or indirectly, without the consent of Enerplus, solicit for hire any employee of Enerplus for employment with another entity during the severance period;

✓ May not, directly or indirectly, acquire more than 5% of the outstanding securities of Enerplus for the duration of the severance period; and,

✓ May not engage in any non-management proxy solicitation with respect to Enerplus for the duration of the severance period or disclose proprietary information regarding Enerplus' operations or business opportunities.

Summary of Termination Provisions for Named Executive Officers

Termination Type	Salary	Bonus	LTI	Benefits and Perquisites
For Just Cause (by Enerplus) or by Executive without Good Reason (Resignation)	None	None	All unexercised, unvested or unpaid grants or awards are immediately forfeited and cancelled on termination date	Cease on termination date
Without Just Cause (by Enerplus), or For Good Reason (by Executive) following a Change of Control	Lump sum cash payment equal to the aggregate base salary the executive would receive during the severance period	Lump sum cash payment equal to the average of the last two years' bonus multiplied by the severance period	All PSUs and RSUs vest upon termination date Options expire 90 days following termination date	Lump sum cash payment in lieu of benefits and perquisites for the severance period
Death or Disability	None	None	PSUs and RSUs vest upon death or termination due to disability All unvested Options vest upon death or termination due to disability and must be exercised within 90 days	None
Retirement	None	None	Most recent PSU and RSU award is pro-rated All remaining PSUs and RSUs continue to vest as scheduled	Limited health, dental and life insurance benefits for Canadians meeting eligibility criteria Savings Plan and perquisites cease on retirement date

Estimated Incremental Payments for Termination as of December 31, 2016

Based on the provisions summarized above, the following tables reflect estimated payments that would have been made to the Named Executive Officers, or in the case of death, their estates, had their employment with Enerplus terminated as of December 31, 2016. The information presented in these tables does not necessarily reconcile to the information shown in the Summary Compensation and the Outstanding Option-Based and Share-Based Awards Tables.   This is a reflection of different measurement periods for the purposes of salary and LTI calculations.

Termination Without Just Cause or For Good Reason Following a Change of Control

Name	Severance Period	Salary[1]	Annual Incentive Bonus[2]	Option-Based Award Payments[3]	Share-Based Award Payments[4]	Benefits & Perquisites[5]	Total
	(Months)	$	$	$	$	$	$
Ian C. Dundas	30	1,293,750	921,150	-	13,337,867	240,234	15,793,001
Jodine J. Jenson Labrie	24	570,000	277,455	-	4,918,162	124,697	5,890,314
Eric G. Le Dain	24	680,109	379,501	-	6,913,916	140,178	8,113,704
Raymond J. Daniels	24	733,442	347,426	-	6,988,634	144,353	8,213,855
Edward L. McLaughlin	12	415,904	213,151	-	4,246,542	78,412	4,954,009

Notes:

1. *Represents the Named Executive Officer's 2016 annual salary multiplied by the severance period.*
2. *Based on the average of annual incentive bonuses received by the Named Executive Officer in respect of 2014 and 2015, had such amount been received for the duration of the severance period and with no amount payable in respect of any partial year as termination was deemed to occur on December 31, 2016. For Mr. McLaughlin, U.S. dollar amounts were converted to Canadian dollars using the exchange rate of US$1.00 = CDN$1.3427 in effect December 31, 2016.*
3. *There were no unvested Options outstanding as of December 31, 2016.*
4. *All unvested PSUs and RSUs as at December 31, 2016 would immediately vest and be paid to the Named Executive Officer. The amounts represent the estimated market value of the outstanding PSUs and RSUs based on relative performance factors estimated as of December 31, 2016, plus the monthly cash dividends or dividend reinvestment that would have been paid by Enerplus on such shares had they been outstanding as Common Shares from the date of grant. The estimated relative performance factors were 2.00x for PSUs that vest on December 31, 2017 and 2.00x for PSUs that are scheduled to vest on December 31, 2018.*
5. *The amount payable over the severance period in lieu of perquisites including car allowance, parking, health, wellness, dental, life insurance and disability programs, benefits paid under a flexible spending account, club membership dues and the Savings Plan or 401(k) matching contribution made by Enerplus to each of the Named Executive Officers.*

Termination Due to Death, Disability or Retirement

The payments shown below relate exclusively to option-based and share-based award payments that would be made in accordance with the relevant plan texts and Enerplus' retirement policy. No other payments would be made by Enerplus if termination were due to death, disability, or retirement.

Name	Death or Disability[1]	Retirement[2]
	$	$
Ian C. Dundas	13,337,867	n/a
Jodine J. Jenson Labrie	4,918,162	n/a
Eric G. Le Dain	6,913,916	3,882,139
Raymond J. Daniels	6,988,634	3,960,040
Edward L. McLaughlin	4,246,542	2,391,360

Notes:

1. *Represents the estimated incremental payment for share-based awards that would have been made to a Named Executive Officer by reason of death or termination due to disability on December 31, 2016.*

2. *Messrs. Daniels, Le Dain, and McLaughlin were eligible to retire in December 31, 2016. Represents the aggregate value of the share-based awards that each such executive would have received upon an effective retirement date of December 31, 2016. No other Named Executive Officers were eligible to retire as at December 31, 2016 based upon the retirement criteria of a minimum of age 55 plus a minimum of five years of service with Enerplus for a combined total minimum of 65 years. Upon retirement, share awards previously granted will continue to vest in accordance with their original terms except shares awarded in the most recent grant are pro-rated.*

Schedule A: Mandate of the Board of Directors
Schedule B: Annual Responsibilities of the Compensation & Human Resources Committee
Schedule C: Securities Authorized For Issuance Under Equity Compensation Plans
Schedule D: Summary of Share Award Incentive Plan
Schedule E: Share Award Incentive Plan
Schedule F: Summary of Stock Option Plan (Closed)
Schedule G: Definitions

Schedule A: Mandate of the Board of Directors

The primary responsibility of the Board of Directors is to supervise the management of Enerplus to ensure its long term success and to maximize Shareholder value. Any responsibility which has not been delegated to management remains with the Board of Directors of Enerplus ("Board").

Composition
The Board shall be composed of a minimum of one director and a maximum of fifteen directors. Except as set out in the by-laws of Enerplus, Board members will be elected at the annual meeting of the Shareholders and will serve until their successors are duly appointed. A majority of the directors will be independent. All members of the Board shall have the skills and abilities required to carry out their duties and responsibilities in the most effective manner. The Board shall endeavor to always have the right mix of experience and competencies to discharge its responsibilities.

Meetings
The Board shall meet at least six times yearly, and as deemed necessary in order to carry out its duties effectively. The Board shall also retain independent advice, if necessary.

Duties and Responsibilities
The Board is charged with the overall stewardship of Enerplus and manages or supervises the business of Enerplus and its management. The Board's responsibilities include:

1. **Management Selection, Retention and Succession**

   - Select, appoint and, if necessary, terminate the CEO

   - Approve the appointment of the Chairman of the Board as recommended by the Corporate Governance & Nominating Committee

   - Approve the list of directors standing for election, as recommended by the Corporate Governance & Nominating Committee

   - Review its charter annually and recommend changes to the Board when necessary

   - Annually appoint directors to the following committees and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

     - The Audit & Risk Management Committee
     - The Compensation & Human Resources Committee
     - The Corporate Governance & Nominating Committee
     - The Reserves Committee
     - The Safety & Social Responsibility Committee

   - At the Board's discretion, appoint any other Board committees that the Board decides are needed and delegate to such committees specific responsibilities, pursuant to their respective mandates, as approved by the Board

   - Approve compensation programs for senior management, as recommended by the Compensation & Human Resources Committee

   - Assess the CEO against corporate objectives approved by the Board

   - Assess, annually, the effectiveness and the performance of the Board, its committees and directors in fulfilling their responsibilities

   - Approve directors' compensation, as recommended by the Corporate Governance & Nominating Committee

- Hold an in-camera session of the independent members of the Board

2.   Strategy

- Review and approve the corporate objectives developed by the CEO

- Review, adopt and monitor Enerplus' strategic planning process

- Monitor Enerplus' performance in light of the approved strategic planning process

- Adopt, annually, a strategic planning process to maximize Shareholder value

3.   Corporate Ethics and Integrity

- Review and monitor Enerplus' Code of Business Conduct and disclose any waivers of the Code for officers and directors

- Review and respond to potential conflict of interest situations

- Ensure policies and processes are in place for the identification of principal business risks and review and approve risk management strategies

- Approve corporate policies and other corporate protocols and controls

- Approve Enerplus' policy on public disclosure

- Review, annually, its mandate and amend as deemed necessary

4.   Financial Responsibilities

- Approve the annual audited financial statements of Enerplus as recommended by the Audit & Risk Management Committee

- Approve the quarterly interim financial statements of Enerplus as recommended by the Audit & Risk Management Committee

- Recommend to the Shareholders the appointment of Enerplus' external auditors, as recommended by the Audit & Risk Management Committee

- Review and approve Enerplus' operating budget

- Review, as deemed necessary, approval authorities of the CEO and senior management

- Approve financial commitments in excess of delegated approval authorities

- Review and approve any material acquisitions, divestments and corporate reorganizations

- Assess and approve any material securities offerings, financing or banking arrangements

Schedule B: Annual Responsibilities of the Compensation & Human Resources Committee

On an annual basis, the Compensation & Human Resources Committee is responsible for the following activities related to executive and employee compensation, succession planning and talent management.

	Jan	Feb	Aug	Nov
Non-Executive Compensation				
▪ Approve annual staff salary increase budget	✓			
▪ Review high level benchmark data analysis				✓
Executive Compensation				
▪ Review compensation peer group(s) and benchmark data			✓	✓
▪ Recommend to the Board the CEO's salary treatment, bonus and annual long term incentive award	✓			
▪ Review and recommend to the Board proposed SVP and VP salary changes, bonuses and annual long term incentive awards	✓	✓		
Annual Bonus Administration				
▪ Confirm annual corporate objectives, performance metrics, and performance management process for the new year		✓		
▪ Review forecast of the corporate performance score			✓	
▪ Review for Board approval the annual corporate performance score and resulting aggregate bonus pool	✓			
Human Resources Policies & Practices				
▪ Oversee assessment of risk relating to compensation philosophy, policies and practices		✓		
▪ Review Human Resources strategies and policies, including diversity	✓	✓	✓	✓
▪ Review succession and development plans for all executives	✓	✓	✓	✓
Information Circular				
▪ Review outreach, institutional advisor reports and any other governance trends	✓	✓	✓	✓
▪ Review draft Compensation Discussion & Analysis section of the circular	✓	✓		

Schedule C: Securities Authorized For Issuance Under Equity Compensation Plans

The following table sets forth, as of December 31, 2016, the number of Common Shares which were authorized for issuance with respect to the Stock Option Plan and the Share Award Incentive Plan, being the only compensation plans of Enerplus then in effect in which securities may be issued from treasury. Descriptions of these plans are set out under "*Additional Information*".

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights[1] (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by Shareholders	12,838,657	18.29	11,209,636
Equity compensation plans not approved by Shareholders	n/a	n/a	n/a
Total	12,838,657	18.29	11,209,636

Note:

1. Includes Options, PSUs and RSUs outstanding under the Stock Option Plan and the Share Award Incentive Plan.

Schedule D: Summary of Share Award Incentive Plan

Background
The Share Award Incentive Plan ("Plan") was approved by Shareholders and implemented in February 2014 to replace Enerplus' previous LTI plans, including the Stock Option Plan. Since the adoption of the Plan, Enerplus has not made and does not intend to make any further grants of awards under the previous LTI plans.

The Plan governs the annual granting of Share Awards in the form of either or both RSUs and PSUs to executives and employees for greater alignment of interests between Enerplus and Shareholders.

Vesting and Expiry
RSU
Each RSU awarded entitles the holder to one Common Share at the time of vesting. RSUs vest in three tranches: one third on each of the first, second and third anniversary dates of the date of grant.

PSU
Each PSU awarded entitles the holder to one Common Share at the time of vesting. PSU awards vest in their entirety at the end of a three year performance period.

Dividends
Share Awards accrue dividends starting from the date of grant that are notionally reinvested on a compounding basis using the five-day volume weighted average price preceding the dividend payment date.

Payout
Common Shares payable to a holder upon vesting of a Share Award may be issued from Enerplus' treasury. On or prior to the payout date, if determined by Enerplus, in its sole discretion prior to the relevant payment date, these Common Shares will automatically be sold on the TSX by a broker, dealer or plan administrator on behalf of the holder without any discretion exercised or instructions provided by the holder. Each holder will then be paid a cash amount, based on the average sale price received from all Common Shares sold on behalf of the Plan participants in respect of that payout date. However, Enerplus may elect to instead pay to the holder an amount in cash equal to the aggregate fair market value of the Common Shares to which the holder is entitled under his or her Share Awards in lieu of issuing treasury Common Shares. In this case, the fair market value payable to the holder is based on the five day volume weighted average trading price of the Common Shares on the TSX for the period ending one business day prior to the vesting date.

RSU
The value of payment is calculated based on the number of vesting RSUs including those obtained through the notional reinvestment of dividends, multiplied by the share price.

PSU
The value of payment is calculated based on the number of vesting PSUs including those obtained through the notional reinvestment of dividends, multiplied by the share price multiplied by the payout multiplier ("Multiplier").

The Multiplier ranges from 0.0x to 2.0x and is determined based on Enerplus' relative TSR over the performance period as compared to a group of industry peers ("Performance Group"). If the percentile rank is less than 25, the Multiplier is zero, and if the percentile rank is equal to or greater than

75, the Multiplier is two. Where the percentile rank is between those numbers, the Multiplier will be determined by linear interpolation between the two nearest values.

The Performance Group is specified by the Board at the beginning of each performance period.

For Share Awards granted in 2014, the TSR for a given performance period was calculated using cumulative dividends on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period. The share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group was based on the volume weighted average trading prices for the first 20 trading days and last 20 trading days of such performance period.

In February 2015, Enerplus amended the Plan to ensure consistent year-over-year pricing of PSUs to be granted under the Plan and better align the terms of the Plan with industry practice. The amendment provides that the share price used at the beginning of the performance period to determine the TSR of Enerplus and the Performance Group would be based on the final 20 trading days prior to the commencement of the performance period rather than the first 20 trading days of the performance period itself. As such, the starting share price for a new PSU award will align with the ending share price of the vesting PSU. The administrative nature of this amendment did not require Shareholder approval under the terms of the Plan or applicable regulatory requirements.

Pool (Shareholder Approved Treasury Reserve)

The Plan provides that the number of Common Shares reserved for issuance from Enerplus' treasury pursuant to the Plan shall not exceed 3.8% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. Additionally, the Plan provides that the number of Common Shares reserved for issuance from treasury under the Plan plus the number of Common Shares reserved for issuance pursuant to grants under any other Security-Based Compensation Arrangement shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. A "Security-Based Compensation Arrangement" generally means any other plan under which Common Shares can be issued from Enerplus' treasury.

As the number of Common Shares that may be issued upon the vesting of RSUs (due to accumulated notional dividends from the date of grant) and PSUs (due to accumulated notional dividends and the application of the Multiplier) may be higher than the number of RSUs or PSUs, as applicable, granted and outstanding, it is possible that the number of Common Shares issuable upon vesting of RSUs and PSUs at a particular time, plus the number of RSUs and PSUs that remain issued and outstanding at such time, could exceed 3.8% of the number of then outstanding Common Shares. Until such RSUs or PSUs vest, there is significant uncertainty as to the number of Common Shares ultimately issuable upon the vesting of such RSUs or PSUs. However, once such Common Shares are issued upon vesting, the number of available Common Shares available for subsequent issuance under the Share Award Incentive Plan will still only be the 3.8% limit described above.

Following the expiration, cancellation or other termination of any Share Awards under the Share Award Incentive Plan (including upon the vesting and payout of Share Awards), a number of Common Shares reserved for issuance under the Share Awards which have expired, been cancelled or terminated will automatically become available for issuance in respect of new Share Awards that may subsequently be granted under the Plan. As there is a rolling 10% aggregate maximum number of issued and outstanding Common Shares reserved among all of Enerplus' Security-Based Compensation Arrangements, as Options granted in previous years are exercised or expire, the Common Shares reserved for issuance under those grants will be reallocated for future issuance under the Plan. As the Plan does not have a fixed maximum number of Common Shares reserved for issuance under the Plan, the TSX requires that the approval of all unallocated Share Awards under the Plan be sought by Enerplus every three years from a majority of the Shareholders.

As of March 10, 2017 an aggregate of 4,908,394 Share Awards (2,606,845 PSUs and 2,301,549 RSUs) were issued and outstanding, representing 2.0% of the issued and outstanding Common Shares, which entitle the holders to receive an aggregate number of Common Shares (assuming a Multiplier of 1.0X applicable to outstanding PSUs).

As at March 10, 2017, there were Options outstanding to acquire a total of 5,870,740 Common Shares, representing 2.4% of the issued and outstanding Common Shares at such date. As Options are exercised, terminated, cancelled or expire, the Common Shares underlying such Options will become available for issuance under the Share Award Incentive Plan, subject to the limit of 3.8% of the issued and outstanding Common Shares reserved for issuance under such plan.

Termination Provisions

Termination Type	
For Just Cause (by Enerplus) or by Executive without Good Reason (Resignation)	Share Awards are forfeited and cancelled on the termination date.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control	All outstanding RSU awards shall vest and the end of the performance period applicable to outstanding PSU awards shall be deemed to have occurred on the effective date of the terminations and payment shall be made in cash within 31 days of such date. If an executive officer's employment with Enerplus is terminated in certain circumstances following a Change of Control, the vesting and payment of Share Awards may be accelerated pursuant to the terms of his or her executive employment agreement.
Death	All Share Awards fully accelerate and vest, with the amount of the cash payment calculated on the basis of Enerplus' share performance up to the date of the holder's death and based on the fair market value of the Common Shares at such time.
Retirement or Disability	All Share Awards previously granted to the holder will continue to vest and be paid out in accordance with their original terms, except, in the case of retirement, the number of unvested and unpaid Share Awards that comprise the most recent grant of such awards will be reduced on a pro rata basis for the proportion of the entire three year vesting period completed prior to the date of retirement.

Other Terms

- The Plan provides that the Board may, in its sole discretion, amend or modify the terms and conditions regarding any grant of Share Awards including, without limitation, to accelerate any vesting or payment date of a Share Award or to adjust the Multiplier or the number of Common Shares deliverable pursuant to PSU awards under the Plan; provided that no such amendment or modification may, without the consent of the affected holder, reduce or adversely affect the amount of a Share Award otherwise payable pursuant to the terms of the Plan

- The Board may, at any time, with the approval of Shareholders, suspend, discontinue or amend the Plan or a Share Award. However, the Board may not amend the Plan or a Share Award without the approval of the holders of a majority of Common Shares who vote at a Shareholder meeting to:

    (a) increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan
    (b) expand the categories of individuals who are eligible to participate in the Plan
    (c) extend the term of any Share Award beyond the term of such awards provided for under the terms and conditions of the Plan

(d)   remove or increase the limits on the number of Common Shares issuable to any individual holder or to insiders as described under "*Pool (Shareholder Approved Treasury Reserve)*", above

(e)   permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes

(f)   amend the amendment provisions of the Plan, unless the change to the Plan or a Share Award results from the application of the customary anti-dilution provisions of the Plan.

Additionally, no suspension, discontinuance or amendment may be made by the Board in respect of previously issued Share Awards that would adversely alter or impair those awards without the consent of the affected holder. Any amendments to the Plan are also subject to the requirements of the TSX or other applicable regulatory bodies

▪   The Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of Enerplus

▪   A Share Award is personal to the holder and is non-transferable and non-assignable, other than as required for estate settlement purposes in the event of the holder's death

▪   The Plan does not provide for or contemplate the provision of financial assistance to holders, as no financial payment is required to be made by the holder under the operation of the Plan

▪   Enerplus is not required to issue or deliver any Common Shares to any holder or make any payment in violation of any applicable law, regulation or rule of any governmental authority, securities regulatory authority or stock exchange

▪   The aggregate number of Share Awards granted to any individual under the Plan shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), and the number of Common Shares issuable to insiders of Enerplus as a whole under the Plan, either within any one-year period or at any time, shall not exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis), in each case less the number of Common Shares reserved for issuance to such persons under any other Security-Based Compensation Arrangements of Enerplus

Schedule E: Share Award Incentive Plan

Effective February 1, 2014 (as amended February 19, 2015 and February 22, 2017)

The Board has adopted this Plan for the Corporation governing the grant of RSU Awards and PSU Awards by the Corporation to Eligible Persons.

1.   Purposes

The principal purposes of the Plan are as follows:

(a)   to promote a proprietary interest in the Corporation and greater alignment of interests between Eligible Persons and the shareholders of the Corporation;

(b)   to provide a compensation system for Eligible Persons that is reflective of the responsibility and commitment accompanying their role in conducting the business and operations of the Corporation in respect of future services to be rendered by Eligible Persons; and

(c)   to assist the Corporation to attract and retain individuals with experience and ability to act as senior management and employees of the Corporation.

2.   Definitions

As used in this Plan, including the foregoing provisions hereof, the following words and phrases shall have the meanings indicated:

(a)   "Adjustment Ratio" means, with respect to any Share Award, the ratio used to adjust the number of Common Shares underlying such Share Award and issuable on the applicable Payment Date, subject to and in accordance with the terms of the Plan; and, in respect of each Share Award, the Adjustment Ratio shall initially be equal to one, and shall be cumulatively adjusted on a compounding basis thereafter by increasing the Adjustment Ratio on each Dividend Payment Date, effective on the day following the corresponding Dividend Record Date, by an amount, rounded to the nearest four decimal places, equal to a fraction having as its numerator the Dividend, expressed as an amount per Common Share, paid on that Dividend Payment Date, and having as its denominator the Fair Market Value of the Common Shares on that Dividend Payment Date;

(b)   "affiliate" and "associate" have the meanings set forth in the Securities Act (Alberta);

(c)   "Aggregate Insider Limit" has the meaning set forth in Section 4(b) hereof;

(d)   "Board" means the board of directors of the Corporation as it may be constituted from time to time;

(e)   "Business Day" means a day which is not a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(f)   "Change of Control" means:

(i)   the acquisition, directly or indirectly and by whatever means (including, without limitation, by take-over bid, amalgamation, arrangement, merger, reorganization, any other business combination or

issuance of securities), by a person, or group of persons acting or who intend to act jointly or in concert, of beneficial ownership of such number of voting securities of the Corporation (or rights to such voting securities), which together with such person's or persons' then owned voting securities in the Corporation and rights to such securities, if any, would entitle such person or persons to cast 35% or more of the votes attaching to all voting securities of the Corporation (or any entity resulting from such transaction) which may be cast to elect directors of the Corporation or any such resulting entity;

(ii)   any amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving the Corporation, unless those persons who were shareholders of the Corporation immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, the Corporation or any resulting entity (including any entity which owns the Corporation or all or substantially all of its assets) outstanding immediately after such transaction;

(iii)   the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of the Corporation and its subsidiaries, taken as a whole;

(iv)   the liquidation of the Corporation or all or substantially all of its assets or the winding-up or dissolution of the Corporation;

(v)   a change in the composition of the Board as a result of a contested election of directors, a meeting of the shareholders of the Corporation with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of the Corporation prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

(vi)   a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur,

provided, however, that a Change of Control shall be deemed not to occur as a result of an internal reorganization involving only the Corporation and its subsidiaries in circumstances where the business of the Corporation is continued and where the shareholdings of the Corporation remain the same following the transaction as existed prior to the transaction;

(g)   "Committee" means the Compensation and Human Resources Committee of the Board or such other committee as the Board considers appropriate;

(h)   "Common Shares" means common shares of the Corporation and, following any Transaction, includes any Replacement Securities for which the Common Shares have been exchanged as a result thereof;

(i)   "Continuing Entity" has the meaning set forth in Section 6(e) hereof;

(j)   "Corporation" means Enerplus Corporation and any successor corporation, whether by amalgamation, merger or otherwise, and unless the context requires otherwise, includes the Corporation and its subsidiaries or any one of them;

(k)   "Disability" has such meaning as the Corporation shall determine in its internal policies relating to long-term disability from time to time;

(l)   "Dividend" means a dividend paid or declared payable by the Corporation in respect of the Common Shares, whether payable in cash, Common Shares or other securities or other property, expressed as an amount per Common Share;

(m)   "Dividend Payment Date" means any date that a Dividend is paid to Shareholders;

(n)   "Dividend Record Date" means the applicable record date in respect of any Dividend used to determine the Shareholders entitled to receive such Dividend;

(o)   "Eligible Person" means any officer or employee of the Corporation (including, for greater certainty, any subsidiary of the Corporation), and for greater certainty shall not include any director of the Corporation;

(p)   "Employment Agreement" means, with respect to an Eligible Person who is an officer of the Corporation, where applicable, a written employment agreement between the Corporation and such Eligible Person;

(q)   "Exchange" means the TSX, the NYSE and such other stock exchange(s) on which the Common Shares are then listed and posted for trading from time to time;

(r)   "Fair Market Value" with respect to a Common Share, as at any date means the volume weighted average (rounded to four decimal places) of the prices at which the Common Shares traded on the TSX for the five (5) trading day period ending one Business Day prior to such date (or, if the Common Shares are not then listed and posted for trading on the TSX or are then listed and posted for trading on more than one Exchange, on such Exchange on which the Common Shares are then listed and posted for trading as may be selected for such purpose by the Board acting reasonably and in good faith). In the event that the Common Shares are not listed and posted for trading on any Exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Board in its sole discretion, acting reasonably and in good faith. If initially determined in United States dollars, the Fair Market Value shall be converted into Canadian dollars at an exchange rate selected and calculated in the manner determined by the Board from time to time acting reasonably and in good faith;

(s)   "Good Reason" means the occurrence of any one or more events that would constitute constructive dismissal at common law or, where applicable, would constitute "Good Reason" as defined in an Eligible Person's Employment Agreement;

(t)   "Grantee" means an Eligible Person to whom a Share Award has been granted;

(u)   "Individual Limit" has the meaning set forth in Section 4(a) hereof;

(v)   "Insider" means an insider of the Corporation as defined in the Securities Act (Alberta), and any associate or affiliate of any such insider;

(w)   "Just Cause" means any matter that would constitute just cause for termination, at law or, where applicable, would constitute "Just Cause" as defined in the Eligible Person's Employment Agreement;

(x)   "NYSE" means the New York Stock Exchange;

(y)   "Payment Date" means, (i) with respect to an RSU Award, the RSU Payment Date, and (ii) with respect to a PSU Award, the PSU Payment Date;

(z)   "Payout Multiplier" means the number obtained as follows:

(i)   if the Percentile Rank is equal to or less than 25, the Payout Multiplier shall be zero (0);

(ii)   if the Percentile Rank is 50, the Payout Multiplier shall be one (1.0); and

(iii)   if the Percentile Rank is equal to or greater than 75, the Payout Multiplier shall be two (2.0);

and the where the Percentile Rank is between the numbers set forth in clauses (i), (ii) and (iii) above, the Payout Multiplier shall be determined by linear interpolation between the two nearest values;

(aa)   "Peer Comparator Group" means, generally, the entities specified by the Board at the beginning of the applicable Performance Period for the purposes of determining the applicable Percentile Rank;

(bb)   "Percentile Rank" means, at any time when used to determine the Payout Multiplier applicable to adjust the number of Common Shares issuable pursuant to any PSU Award on a PSU Payment Date, the percentile rank, expressed as the nearest whole number, of Total Shareholder Return relative to returns calculated on a similar basis on common shares (or other equity securities, if applicable) of members of the Peer Comparator Group over the relevant Performance Period; provided, however, that the Board may determine, prior to the grant of a PSU Award, to use one or more other metrics in addition to Total Shareholder Return to determine the Percentile Rank for such PSU Award, in which case the Percentile Rank shall be determined by averaging the percentile ranks for Total Shareholder Return and such other metric(s) in a manner determined by the Board;

(cc)   "Performance Period" means a three year period as designated by the Board, subject to adjustment or modification pursuant to the terms and conditions of the Plan;

(dd)   "Plan" means this Share Award Incentive Plan, as may be amended, supplemented or restated from time to time;

(ee)   "PSU Award" means an award under the Plan designated as a "PSU Award", pursuant to which a payment shall be made to the Grantee on the applicable PSU Payment Date, determined subject to and in accordance with the terms and conditions of the Plan;

(ff)   "PSU Payment Date" means the date on which payment is to be made to a Grantee in respect of a PSU Award following completion of the applicable Performance Period, which date shall be, except as otherwise contemplated in Section 6 of this Plan, as soon as practicable following completion of such Performance Period and in any event within thirty-one (31) days of the completion thereof;

(gg)   "Replacement Securities" has the meaning set forth in Section 6(e) hereof;

(hh)   "Retirement" has such meaning as the Corporation shall determine in its internal retirement or similar policies from time to time;

(ii)   "RSU Award" means an award under the Plan designated as a "RSU Award", pursuant to a payment shall be made to the Grantee on the applicable RSU Payment Date(s), determined subject to and in accordance with the terms and conditions of the Plan;

(jj)   "RSU Payment Date" means the date on which payment is to be made to a Grantee in respect of an RSU Award following the applicable RSU Vesting Date, which date shall be, except as otherwise contemplated in Section 6 of this Plan, as soon as practicable following such RSU Vesting Date and in any event within thirty-one (31) days following such RSU Vesting Date;

(kk)   "RSU Vesting Date" means the date on which an RSU Award, or portion thereof, vests and becomes payable to a Grantee pursuant to the terms of the Plan as set forth in Section 6(b)(i) hereof, except as otherwise contemplated in the Plan;

(ll)   "Security Based Compensation Arrangement" means any incentive plan, option, option plan, employee share purchase plan where the Corporation provides any financial assistance or matching mechanism, stock appreciation right or any other compensation or incentive mechanism, which in each case involves the issuance or potential issuance of securities from the Corporation's treasury, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan guarantee or otherwise, but for greater certainty does not involve compensation arrangements which do not involve the issuance or potential issuance of securities from the Corporation's treasury;

(mm)   "Settlement Amount" has the meaning set forth in Section 6(c) hereof;

(nn)   "Share Award" means an RSU Award or PSU Award, as applicable, made pursuant to the Plan;

(oo)   "Share Award Agreement" means a written agreement between the Corporation and the Grantee evidencing a grant of RSU Awards and/or PSU Awards made pursuant to the Plan;

(pp)   "Shareholder" means a holder of Common Shares;

(qq)   "subsidiary" has the meaning set forth in the Securities Act (Alberta);

(rr)   "Termination Date" means the date that the Eligible Person ceases to actively perform the usual and customary day-to-day duties of the Eligible Person's position or job with the Corporation, regardless of whether adequate or proper advance notice of termination or resignation shall have been provided in respect of such cessation of being an Eligible Person;

(ss)   "Total Shareholder Return" means, with respect to any Performance Period, the total return to Shareholders on the Common Shares calculated using cumulative Dividends on a reinvested basis and the change in the trading price of the Common Shares on the TSX over such period based on the volume weighted average trading prices for the last twenty (20) trading days immediately preceding the beginning of such Performance Period and the last twenty (20) trading days of such Performance Period (and if the Common Shares or common shares or similar equity securities of a member of the Peer Comparator Group are not then issued and posted for trading on the TSX, either (i) on such recognized stock exchange or quotation system exchange on which the Common Shares or other securities are then listed and posted for trading as may be selected for such purpose by the Board, acting reasonably and in good faith, or (ii) as determined by the Board, acting reasonably and good faith, using the most recent trading information available to the Board);

(tt)   "Transaction" has the meaning set forth in Section 6(e) hereof; and

(uu)   "TSX" means the Toronto Stock Exchange.

Notwithstanding the foregoing, where an Employment Agreement for a particular Eligible Person, if any, contains a definition of a term defined above or contains a substantially similar definition (including, without limitation, in respect of "Disability", "Retirement" or "Termination Date"), the definition in such Employment Agreement shall be considered to be the appropriate defined term for the purposes of this Plan.

3.   Administration

The Plan shall be administered by the Board, which shall have the authority in its sole and absolute discretion to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or advisable in the administration of the Plan, all acting reasonably and in good faith and subject to and not inconsistent with the express provisions of this Plan (including the discretionary authority of the Board set forth in Section 6(g) hereof) and including, without limitation:

(a)   the authority to grant Share Awards;

(b)   to determine the Fair Market Value of the Common Shares on any date;

(c)   to determine the Eligible Persons to whom, and the time or times at which, Share Awards shall be granted and shall become issuable;

(d)   to determine the number of Common Shares to be referenced by each Share Award;

(e)   to determine members of the Peer Comparator Group from time to time;

(f)   to determine the Total Shareholder Return of the Corporation (or any additional metrics as contemplated herein) and comparative measures for the other members of the applicable Peer Comparator Group at any time;

(g)   to prescribe, amend and rescind rules and regulations relating to the Plan;

(h)   to interpret the Plan;

(i)   to determine the terms and provisions of Share Award Agreements (which need not be identical) entered into in connection with Share Awards; and

(j)   to make all other determinations deemed necessary or advisable for the administration of the Plan.

The Board may delegate to the Committee such administrative duties relating to the Plan as the Board may deem advisable, and where so delegated, any reference to the Board in this Plan shall be deemed to be a reference to the Committee.

For greater certainty and without limiting the discretion conferred on the Board pursuant to this Section 3, the Board's decision to approve the grant of a Share Award in any period shall not require the Board to approve the grant of a Share Award to any Eligible Person in any other period; nor shall the Board's decision with respect to the size or terms and conditions of a Share Award in any period require it to approve the grant of a Share Award of the same or similar size or with the same or similar terms and conditions to any Eligible Person in any other period. The Board shall not be precluded from approving

the grant of a Share Award to any Eligible Person solely because such Eligible Person may previously have been granted a Share Award under this Plan or any other similar compensation arrangement of the Corporation.

4.   Eligibility and Award Determination

Share Awards may be granted only to Eligible Persons, provided that no Eligible Person has any claim or right to be granted a Share Award. In determining the Eligible Persons to whom Share Awards may be granted and the number of Share Awards granted to any Eligible Person, the Board may take into account such factors as it shall determine in its sole and absolute discretion.

The maximum number of Common Shares that may be issued to:

(a)   any individual Grantee under the Plan shall be 5% of the number of issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of the Share Award, less the aggregate number of Common Shares reserved for issuance to such Grantee under any other Security Based Compensation Arrangement (the "Individual Limit"); and

(b)   Insiders as a whole under the Plan, at any time or within any one year period, shall be 10% of the number of issued and outstanding Common Shares (on a non-diluted basis) at the date of grant of the Share Award, less the aggregate number of Common Shares reserved for issuance to Insiders as a whole under any other Security Based Compensation Arrangement (the "Aggregate Insider Limit");

Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Security Based Compensation Arrangement prior to the Grantee becoming an Insider shall be excluded for the purposes of the limits set out above. Participation in the Plan by Eligible Persons is voluntary. For greater certainty, a transfer of employment or services between the Corporation and a subsidiary or affiliate of the Corporation or between subsidiaries or affiliates of the Corporation shall not be considered an interruption or termination of the employment of a Grantee by the Corporation for any purpose of the Plan.

5.   Reservation of Common Shares

The number of Common Shares reserved for issuance from the treasury of the Corporation from time to time pursuant to Share Awards granted and outstanding hereunder at any time shall not exceed a number of Common Shares equal to 3.8% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time. Additionally, the number of Common Shares reserved for issuance from the treasury of the Corporation from time to time pursuant to Share Awards granted and outstanding hereunder at any time shall not exceed 10% of the aggregate number of issued and outstanding Common Shares (on a non-diluted basis) at such time less the number of Common Shares reserved for issuance at such time pursuant to grants outstanding under any other Security Based Compensation Arrangement.

Provided that such maximum number of Common Shares is not exceeded, following the expiration, cancellation or other termination of any Share Awards under the Plan (including upon the vesting and payout of Share Awards pursuant to Section 6 of this Plan and including, for greater certainty, upon payment of any Settlement Amount pursuant to Section 6(c)), a number of Common Shares equal to the number of Common Shares issued or reserved for issuance under such Share Awards so expired,

cancelled or terminated shall automatically become available for issuance in respect of Share Awards that may subsequently be granted under the Plan. No fractional Common Shares may be purchased or issued under the Plan, but shall instead be rounded to the nearest whole number.

6.   Terms and Conditions of Share Awards

Each Share Award granted under the Plan shall be subject to the terms and conditions of the Plan and evidenced by a Share Award Agreement and the following terms and conditions (and such other terms and conditions as the Board, in its discretion, shall establish):

(a)   Number and Type of Common Shares - The Board shall determine the number of Share Awards to be awarded to a Grantee and shall designate such award as either an "RSU Award" or a "PSU Award", as applicable, in the Share Award Agreement relating thereto.

(b)   Vesting and Payment Dates and Adjustment of Share Awards

(i)   RSU Awards - Subject to the remainder of this Section 6, with respect to any RSU Award, the RSU Vesting Dates for the issuance of Common Shares thereunder shall be as follows unless otherwise determined by the Board:

(A)   as to one-third of such RSU Award, on the first anniversary of the date of the RSU Award;

(B)   as to one-third of such RSU Award, on the second anniversary of the date of the RSU Award; and

(C)   as to the remaining one-third of such RSU Award, on the third anniversary of the date of the RSU Award;

provided, however, that immediately prior to each RSU Vesting Date, the number of Common Shares represented by such RSU Award shall be adjusted by multiplying such number by the Adjustment Ratio applicable in respect of such RSU Award. Payment for the vested portion of an RSU Award shall be made by the Corporation to the Grantee on the corresponding RSU Payment Date in accordance with Section 6(c) hereof.

(ii)   PSU Awards - Subject to the remainder of this Section 6, with respect to any PSU Award, following completion of the Performance Period applicable to a PSU Award, a Grantee of a PSU Award shall receive a payment in respect of such PSU Awards from the Corporation, in accordance with Section 6(c) hereof on the PSU Payment Date applicable to such PSU Award, provided, however, that following the completion of a particular Performance Period, the number of Common Shares represented by such PSU Award shall be adjusted by multiplying such number by (A) the Adjustment Ratio applicable in respect of such PSU Award, and (B) the Payout Multiplier applicable to such PSU Award at such time.

(iii)   Final Payment Date – Notwithstanding any other provisions of this Plan, for greater certainty, no term or condition of a grant of Share Awards hereunder or any Share Award Agreement may have the effect of causing the payment pursuant to any RSU Award or PSU Award under the Plan to a Grantee in satisfaction of such Grantee's RSU Awards or PSU Awards under the Plan (or any portion thereof) to occur after December 31 in the third (3rd) calendar year following the calendar year in respect of which such Share Awards were granted.

(c)   Payment for Share Awards – Unless determined otherwise by the Corporation as described below, the Corporation shall satisfy all amounts owing or payable to a Grantee in respect a Share Award pursuant to this Plan as follows:

(i)   the Corporation shall issue to the Grantee (or to an appropriate trustee, custodian or administrator acting on behalf of the Grantee), on or prior to the applicable Payment Date and from the treasury of the Corporation, such number of Common Shares that are issuable to the Grantee pursuant to a Share Award (as adjusted in accordance with the relevant provisions set forth in Section 6(b)) pursuant to the terms of the Plan; and

(ii)   if determined by the Corporation, in its sole discretion with respect to any one or more Grantees prior to the relevant Payment Date, such Common Shares shall automatically be sold through an appropriate broker, dealer or plan administrator on the TSX (or other applicable Exchange) following such issuance to the Grantee in accordance with pre-established arrangements made by the Corporation with such broker, dealer or plan administrator, and a cash payment shall be made to the Grantee (or as the Grantee may direct) based on the average sale price per Common Share realized pursuant to the sale of all Common Shares sold on behalf of all Grantees through the plan administrator following such Payment Date.

Notwithstanding the foregoing, the Corporation may determine, in its sole discretion, prior to the relevant Payment Date, that the Corporation may satisfy all amounts owing or payable to a Grantee in respect of a Share Award pursuant to this Plan by paying to the Grantee, on the applicable Payment Date, an amount in cash equal to Fair Market Value of the Common Shares underlying such Share Awards (as adjusted in accordance with the relevant provisions set forth in Section 6(b)) at the applicable Payment Date (the "Settlement Amount") in consideration for the surrender by the Grantee to the Corporation of the Share Awards, including any right to receive Common Shares under such Share Awards. On the applicable Payment Date, the Corporation shall cause a cash payment to be made to the Grantee (or as the Grantee may direct) in the Settlement Amount and such Share Awards shall be cancelled. For greater certainty, unless agreed to by the Corporation, the Corporation has no obligation to satisfy any amount owing or payable to any Grantee hereunder with a cash payment equal to the Settlement Amount.

Following any payment as described above in this Section 6(c), the Share Awards in respect of which payment has been made shall be cancelled.

The Corporation shall be entitled to withhold from any issuance of Common Shares or any cash payment made hereunder all amounts as may be required by law and in the manner contemplated by Section 7. Following payment in full for any RSU Award (or portion thereof) or PSU Award, such RSU Award (or portion thereof) or PSU Award shall be deemed to be cancelled and the Common Shares reserved for issuance thereunder (including, for greater certainty, in respect of an RSU Award or PSU Award for which a Settlement Amount has been paid to satisfy the payment thereof) shall automatically become available for issuance under Share Awards that may subsequently be granted under the Plan in accordance with Section 5.

(d)   Termination of Employment of an Eligible Person - Unless otherwise determined by the Board, or unless otherwise provided in a Share Award Agreement pertaining to a particular Share Award or any

Employment Agreement governing a Grantee's role as an Eligible Person, the following provisions shall apply in the event that a Grantee ceases to be an Eligible Person:

(i)   Retirement or Disability - If a Grantee ceases to be an Eligible Person as a result of such Grantee's Retirement or as a result of Disability, all outstanding Share Awards and related Share Award Agreements shall continue in full force and effect, and vesting and payment in respect of such Share Awards shall continue to be made in accordance with the terms thereof, subject to the provisions of this Plan, as if such Grantee continued to be an Eligible Person; provided, however, that in the case of the Grantee's Retirement, the unvested or unpaid RSU Awards and PSU Awards held by the Grantee as of the Termination Date that comprise the most recent grant of such awards shall be reduced on a pro rata basis based on the proportion of the full three year vesting period (in the case of RSU Awards) or Performance Period (in the case of PSU Awards) completed as of the Termination Date, and the RSU Awards and PSU Awards eliminated as a result of such reduction shall be immediately terminated and all rights to receive payment thereunder, in any form, shall be forfeited by the Grantee.

(ii)   Death – Upon the death of a Grantee, the RSU Vesting Date for all outstanding RSU Awards held by such Grantee and the end of the Performance Period for any outstanding PSU Awards held by such Grantee shall be deemed to have occurred on the date of the Grantee's death, and payment shall be made in cash to the Grantee's personal or legal representative within 31 days of the Grantee's death or such other date as may be agreed to by the Corporation and the Grantee's personal or legal representative.

For the purposes of this Section 6(d)(ii), the amount to be paid in respect of outstanding PSU Awards shall be calculated in accordance with Section 6(b)(ii) on the basis that each uncompleted Performance Period shall be deemed to have consisted of the time elapsed from the start of the particular Performance Period to and including the Grantee's death, notwithstanding any prior designation of that Performance Period. The amount to be paid in respect of RSU Awards shall be determined in accordance with Section 6(b)(i). The amount of the cash payment to be made to the Grantee pursuant to any such Share Awards shall be based on the Fair Market Value of the Common Shares on the date of the Grantee's death.

(iii)   Change of Control – Notwithstanding Sections 6(e) and 6(f) (and whether or not a Change of Control also constitutes a Transaction for the purposes of Section 6(e)), if the Grantee ceases to be an Eligible Person as a result of a Change of Control and the termination of such Grantee's employment with the Corporation either (A) by the Corporation without Just Cause, or (B) by the Grantee for Good Reason, in either case in connection with or within 90 days of such Change of Control, the RSU Vesting Date for all outstanding RSU Awards held by such Grantee and the end of the Performance Period applicable to all outstanding PSU Awards held by such Grantee shall be deemed to have occurred on the Termination Date, and payment shall be made in cash to the Grantee within 31 days of the Termination Date or, subject to Section 6(b)(iii), such other date as may be agreed to by the Corporation and the Grantee.

For the purposes of this Section 6(d)(iii), the amount to be paid in respect of outstanding and unpaid (A) PSU Awards shall be calculated in accordance with Section 6(b)(ii) on the basis that each uncompleted Performance Period shall be deemed to have consisted of the time elapsed from the start of the particular Performance Period to and including the Terminate Date, notwithstanding any prior designation of that Performance Period, and (B) RSU Awards shall be determined in accordance

with Section 6(b)(i). The amount of the cash payment to be made to the Grantee pursuant to any such Share Awards shall be based on the Fair Market Value of the Common Shares on the Termination Date.

(iv)   Other Termination - If a Grantee ceases to be an Eligible Person for any reason other than as set forth in Sections 6(d)(i), (ii) or (iii), effective as of the Termination Date all outstanding Share Awards, and all Share Award Agreements under which outstanding Share Awards have been made to such Grantee, whether RSU Awards or PSU Awards, shall be immediately terminated and all rights to receive payment thereunder, in any form, shall be forfeited by the Grantee.

(e)   Business Combinations and Certain Adjustments - Subject to Sections 6(d)(iii) and 6(f), if, during the term of an outstanding Share Award, the Corporation shall complete any merger, amalgamation, arrangement, business combination or sale of all or substantially all of its assets, be the subject of a take-over bid (as defined in the Securities Act (Alberta)) or participate in any similar transaction (any of the foregoing referred to as a "Transaction"), and as a result of such Transaction the holders of Common Shares receive securities of another issuer (the "Continuing Entity") in full substitution or replacement for the Common Shares ("Replacement Securities"), the Corporation (including the Continuing Entity as successor thereof) will make provision such that all outstanding Share Awards shall remain outstanding and continue in effect following the effective date of such Transaction, with appropriate adjustments made as required, including without limitation to (i) the number of Replacement Securities underlying the RSU Awards and PSU Awards held by each Grantee, (ii) the Dividends paid on the Common Shares (as replaced by the Replacement Securities) during the Performance Period, and (iii) the 20-day volume weighted average trading price of the Common Shares determined for the beginning of the Performance Period, in each case to appropriately account for and provide economic equivalence based on the exchange ratio of Replacement Securities issued for Common Shares pursuant to the Transaction.

Prior to or contemporaneously with the consummation of such Transaction, the Corporation and the Continuing Entity shall execute such instruments and do such things as are necessary to establish that upon the consummation of such Transaction the Continuing Entity will have assumed all the covenants and obligations of the Corporation under this Plan, the Share Award Agreements and the Share Awards outstanding on consummation of such Transaction in a manner that substantially preserves and does not impair the rights of the Grantees thereunder in any material respect (including the right to receive Replacement Securities or other cash or property of the Continuing Entity in lieu of Common Shares upon the subsequent vesting of Share Awards).

Subject to compliance with this Section 6(e), any such Continuing Entity shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Plan and such Share Award Agreements with the same effect as though the Continuing Entity had been named as the Corporation herein and therein, and the Corporation shall be relieved of all obligations and covenants under this Plan and such Share Award Agreements and the obligation of the Corporation to the Grantees in respect of the Share Awards shall terminate and be at an end and the Grantees shall cease to have any further rights in respect thereof including, without limitation, any right to acquire Common Shares of the Corporation or receive cash payments upon vesting of the Share Awards.

(f)   Acceleration of Payment for Certain Transactions - Notwithstanding Section 6(e), in the event that:

(i)	the Continuing Entity does not (or, upon the occurrence of the Transaction, will not) substitute or replace, or the nature of the Transaction does not provide for the full substitution or replacement of, the Common Shares with Replacement Securities on the same terms as described in Section 6(e);

(ii)	the Board determines, acting reasonably, that such substitution or replacement is not practicable or impairs or does not substantially preserve the rights of the holders of Share Awards;

(iii)	the Board determines, acting reasonably, that such substitution or replacement would give rise to adverse tax results to holders of Share Awards; or

(iv)	the Replacement Securities are not (or, upon the occurrence of the Transaction, will not be) listed and posted for trading on a recognizable stock exchange;

then the Grantee shall receive a cash payment in respect of all outstanding Share Awards in respect of which payment has not yet been made (whether or not otherwise vested or payable), conditional upon the Transaction being completed, immediately prior to the effective time of the Transaction.

For the purposes of this Section 6(f), the cash amount to be paid for outstanding and unpaid (i) PSU Awards shall be calculated in accordance with Section 6(b)(ii) and 6(c) on the basis that each uncompleted Performance Period shall be deemed to have consisted of the time elapsed from the start of the particular Performance Period to and including the effective date of the Transaction, notwithstanding any prior designation of that Performance Period, and (ii) RSU Awards and PSU Awards shall be calculated based on the Fair Market Value of the Common Shares on the effective date of the Transaction, or in each case based on such other date(s) as the Corporation, acting reasonably, determines is practicable.

(g)	Board Discretion - Notwithstanding anything else in this Plan, the Board may, in its sole discretion, but subject to the limits described in Sections 5, 6(c) and 10(b) hereof and any other applicable requirements of the TSX or other regulatory authority:

(i)	make any additional adjustments to the Payout Multiplier or the number of Common Shares to be issued or delivered or the amount of the cash payment to be made to a Grantee in connection with any PSU Award if, in the sole discretion of the Board, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Plan;

(ii)	change the RSU Vesting Date, RSU Payment Date or PSU Payment Date (including amending the Performance Period related thereto) for all or any Share Awards at any time and from time to time; and

(iii)	otherwise amend or modify the terms and conditions regarding any grant of Share Awards or payments in respect of any Share Awards hereunder, provided, however, that no such amendment or modification may, without the consent of the affected Grantee, impair or adversely affect a Share Award granted to the Grantee under the Plan prior to the date of such amendment or modification.

(h)	Effect of Certain Changes - In the event:

(i)	of any change in the Common Shares through subdivision, consolidation, reclassification, recapitalization or similar transaction; or

(ii)   that any rights are granted to Shareholders to purchase Common Shares at prices substantially below fair market value,

and such events do not constitute a Transaction for the purposes of Section 6(e), then, in any such case, the Board may make such adjustments to the Plan, to any Share Awards and to any Share Award Agreements outstanding under the Plan as the Board may, in its sole discretion, consider appropriate in the circumstances to prevent dilution or enlargement of the rights granted to Grantees hereunder.

7.   Withholding Taxes

When a Grantee or other person becomes entitled to receive Common Shares under, or any Settlement Amount in respect of, any Share Award, the Corporation shall have the right to require the Grantee or such other person to remit to the Corporation an amount sufficient to satisfy any withholding tax requirements relating thereto.   Unless otherwise prohibited by the Board or by applicable law, satisfaction of the withholding tax obligation may be accomplished by any of the following methods or by a combination of such methods:

(a)   the tendering by the Grantee of cash payment to the Corporation in an amount equal to the total withholding tax obligation;

(b)   the withholding or sale by the Corporation from the Common Shares otherwise due to the Grantee, of such number of Common Shares having a value determined by the Corporation in its sole discretion, acting reasonably, equal to the amount of the total withholding tax obligation (and in the case of a treasury issuance of Common Shares to settle Share Awards hereunder, such sale of Common Shares shall be automatically made on or as soon as practicable after the applicable Payment Date for the purposes of satisfying withholding tax obligations, unless otherwise agreed to by the Corporation and the Grantee);

(c)   the withholding by the Corporation from any cash payment otherwise due to the Grantee of such amount of cash as is equal to the amount of the total withholding tax obligation; or

(d)   any other method determined by the Corporation in its sole discretion, acting reasonably,

provided, however, that the sum of any cash so paid or withheld and the value of any Common Shares so withheld or sold is, sufficient, in the reasonable estimation of the Corporation, to satisfy the total withholding tax obligation.

8.   U.S. Tax Considerations.

The terms of the Plan and the Share Awards granted hereunder to Grantees subject to taxation under the United States Internal Revenue Code of 1986, as amended, shall be determined by taking into consideration, and shall be subject to, the Special Appendix contained in Appendix "A" to the Plan setting forth special provisions applicable to such persons.

9.   Non-Transferability

Subject to Section 6(d)(ii) in the case of the death of a Grantee, the right to receive Common Shares pursuant to a Share Award granted to a Grantee is personal to such Grantee. Except as otherwise provided in this Plan, no assignment, sale, transfer, pledge or charge of a Share Award, whether

voluntary, involuntary, by operation of law or otherwise, vests any interest or right in such Share Award whatsoever in any assignee or transferee and, immediately upon any assignment, sale, transfer, pledge or charge or attempt to assign, sell, transfer, pledge or charge, such Share Award shall terminate and be of no further force or effect.

10.   Amendment and Termination of Plan

(a)   Subject to Sections 10(b) and (c), the Board may, at any time and from time to time, without the approval of the Shareholders or any other voting securities of the Corporation, suspend, discontinue or amend the Plan or a Share Award made thereunder.

(b)   Notwithstanding Section 10(a), the Board may not, without the approval of the holders of a majority of Common Shares and other voting securities of the Corporation present and voting in person or by proxy at a meeting of Shareholders, amend the Plan or a Share Award made thereunder to:

(i)   increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, reserved for issuance pursuant to the Plan;

(ii)   expand the categories of individuals contained in the definition of "Eligible Person" who are eligible to participate in the Plan;

(iii)   extend the term of any RSU Award or PSU Award beyond the term of such awards provided for under the terms and conditions of this Plan;

(iv)   remove or increase the Individual Limit or the Aggregate Insider Limit set forth in Section 4 hereof;

(v)   permit the transfer or assignment of Share Awards, except to permit a transfer to a family member, an entity controlled by the holder of the Share Awards or a family member, a charity or for estate planning or estate settlement purposes; or

(vi)   amend any provision of this Section 10,

unless the change to the Plan or a Share Award results from the application of Sections 6(e)or 6(h).

(c)   Notwithstanding Section 10(a), unless a holder of Share Awards otherwise agrees, the Board may not suspend, discontinue or amend the Plan or amend any outstanding Share Award in a manner that would adversely alter or impair any Share Award previously granted to Grantee under the Plan, and any such suspension, discontinuance or amendment of the Plan or amendment to a Share Award shall apply only in respect of Share Awards granted on or after the date of such suspension, discontinuance or amendment. For greater certainty, the exercise by the Board of any discretion provided for in this Plan, including pursuant to Section 6(g) hereof, will not be considered to be an amendment to the Plan or a Share Award. No suspension, discontinuance or amendment of the Plan or amendment of a Share Award may contravene the requirements of the Exchange or any securities commission or regulatory body to which the Plan, the Share Award or the Corporation is now or may hereafter be subject.

11.   Miscellaneous

(a)   Effect of Headings - The section and subsection headings contained herein are for convenience only and shall not affect the construction hereof.

(b)   Compliance with Legal Requirements - The Corporation shall not be obliged to issue or deliver any Common Shares or make any cash payment hereunder if such issuance, delivery or payment would violate any applicable law or regulation or any rule of any government authority, securities regulatory authority or Exchange. The Corporation, in its sole discretion, may postpone the issuance or delivery of Common Shares or cash payment under any Share Award as the Board may consider appropriate, and may require any Grantee to make such representations and furnish such information as it may consider appropriate in connection with the issuance or delivery of Common Shares in compliance with applicable laws, rules and regulations or the rules, regulations or policies of the Exchange. The Corporation shall not be required to qualify for resale pursuant to a prospectus or similar document any Common Shares awarded under the Plan, provided that, if required, the Corporation shall notify the Exchange and any other appropriate regulatory bodies in Canada of the existence of the Plan and the granting of Share Awards hereunder in accordance with any such requirements.

(c)   No Right to Continued Employment - Nothing in the Plan or in any Share Award Agreement entered into pursuant hereto shall confer upon any Grantee the right to continue in the employ or service of the Corporation or any subsidiary or affiliate of the Corporation, to be entitled to any remuneration or benefits not set forth in the Plan or a Share Award Agreement or to interfere with or limit in any way the right of the Corporation or any subsidiary or affiliate thereof to terminate the Grantee's employment or service arrangement with the Corporation or any subsidiary or affiliate thereof.

(d)   Rights as a Shareholder - Until any Common Shares potentially issuable pursuant to any Share Award have been issued in accordance with the terms of the Plan, the Grantee to whom such Share Award has been made shall not possess any rights of ownership of such Common Shares including, for greater certainty and without limitation, the right to receive Dividends on such Common Shares and the right to exercise voting rights in respect of such Common Shares. Such Grantee shall only be considered a Shareholder in respect of such Common Shares when such issuance has been entered upon the records of the duly authorized transfer agent of the Corporation.

(e)   Expenses - All expenses in connection with the Plan shall be borne by the Corporation.

12.   Gender

Whenever used herein words importing the masculine gender shall include the feminine and neuter genders and vice versa.

13.   Governing Law

The Plan shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

14.   Invalidity

If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof.

15.   Effective Date

This Plan shall be effective February 1, 2014, as it may be amended from time to time in accordance with the provisions hereof.

Appendix "A"

Special Appendix to SHARE AWARD INCENTIVE PLAN

Special Provisions Applicable to Grantees Subject to Taxation Under the United States Internal Revenue Code

This special appendix sets forth special provisions of the Plan that apply to Grantees subject to taxation under the United States Internal Revenue Code of 1986, as amended.

1.   Definitions

For purposes of this Special Appendix:

1.1   "Code" means the United States Internal Revenue Code of 1986, as amended.

1.2   "Section 409A" means section 409A of the Code and any applicable regulatory guidance issued thereunder.

1.3   "Section 409A Disability" means a US Grantee who becomes disabled within the meaning of Section 409A(a)(2)(C) of the Code.

1.4   "Separation From Service" shall have the meaning set forth in Section 409A(a)(2)(A)(i) of the Code.

1.5   "Specified Employee" means a US Grantee who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

1.6   "US Grantee" means a Grantee subject to Section 409A.

2.   Compliance with Section 409A

2.1   In General. Notwithstanding any provision of the Plan to the contrary, including any Board determination made pursuant to Section 6(g), it is intended that with respect to any US Grantee, such US Grantee's participation in the Plan shall be in a manner which does not subject the US Grantee's interests in the Plan to accelerated or additional tax under Section 409A. If any grant to a US Grantee or payment hereunder could cause the application of accelerated or additional tax under Section 409A, such grant or payment shall be deferred if and to the extent deferral will make such grant or payment compliant with Section 409A; otherwise such grant or payment shall be restructured, to the extent possible, in a manner determined by the Board that does not cause such an accelerated or additional tax. For purposes of Section 409A, each payment or amount due under this Plan shall be considered a separate payment, and for US Grantees, a "Termination Date" under the Plan is the date a US Grantee incurs a Separation from Service as defined above.

2.2   Distributions to Specified Employees. Except for Share Awards which are distributable upon the death or Section 409A Disability of any Grantee pursuant to Section 6(d) or which are considered to be "short-term deferrals" pursuant United States Treasury Regulations §1.409A-1(b)(4) issued with respect to Section 409A, Share Awards which become distributable under Section 6(d) on account of a Separation from Service of a US Grantee who is determined to be a Specified Employee shall not be

actually paid until 6 months after the Specified Employee's Separation from Service (or, if earlier, the date of death or Section 409A Disability of the Specified Employee).

2.3   Transaction Payments. Notwithstanding anything stated in Section 6(f) and with respect to a US Grantee, for the purposes of Section 6(f) a Transaction shall not be deemed to occur unless it is a "change in the ownership or effective control of the Corporation, or in the ownership of a substantial portion of the assets of the Corporation" as set forth in Section 409A(a)(2)(A)(v) of the Code.

2.4   Payments in General. Notwithstanding anything to the contrary, the US Grantees shall not have a right to designate the taxable year of any payment under the Plan.

3.   Amendment of Appendix

The Board shall retain the power and authority to amend or modify this Appendix to the extent the Board in its sole discretion deems necessary or advisable to comply with any guidance issued under Section 409A. Such amendments may be made without approval of the shareholders of the Corporation or the approval of any individual Grantee.

Schedule F: Summary of Stock Option Plan (Closed)

Background

The Stock Option Plan was approved by the holders of the trust units of Enerplus' predecessor on December 9, 2010, to allow all employees to be eligible to receive Options.

Directors of Enerplus were not eligible to participate in the Stock Option Plan. Since the implementation of the Share Award Incentive Plan in February 2014, Enerplus has not issued any Options.

Vesting and Expiry

Options vest in 3 tranches: one third on each of the first, second and third anniversary dates of the date of grant.

Unexercised Options expire seven years from the date of grant. If the expiry date of an Option occurs during or within 10 business days of a blackout period (as such term is defined in the Stock Option Plan), then the expiry date is extended to the tenth business day after the expiry date of the blackout period.

Dividends

Options are not eligible to accrue dividends.

Payout

When an Option has vested, the Option holder can exercise the Option by purchasing Common Shares at the exercise price. The Option holder can either hold the Common Shares or can surrender the Common Shares in exchange for a cash payment equal to the difference between the current market price and the exercise price under the Option multiplied by the Common Shares underlying the Option exercised.

The exercise price of an Option must be no less than the closing price of the Common Shares on the TSX on the last business day prior to the date on which the Option is granted.

Pool

The Stock Option Plan provides that, at all times, 10% of the issued and outstanding Common Shares (on a non-diluted basis), less the number of Common Shares that are reserved for issuance pursuant to other Security-Based Compensation Arrangements where Common Shares may be issued from treasury, will be reserved and available for issuance upon the exercise of Options. This 10% maximum is an evergreen provision whereby a number of Common Shares equivalent to the number of Options that have been exercised, terminated, cancelled or expired are re-reserved for issuance under the Stock Option Plan and available for future issuances. As Options are exercised, terminated, cancelled or expire, the Common Shares underlying such Options will instead become available for issuance under the Share Award Incentive Plan, subject to the limit of 5% of the issued and outstanding Common Shares reserved for issuance under that plan.

The last Option grant was in 2013. As of March 10, 2017, there were 5,870,740 Options outstanding, representing 2.4% of the issued and outstanding Common Shares on such date. As of December 31, 2016, there were a total of 5,899,733 Options outstanding representing approximately 2.5% of the issued and outstanding Common Shares, with exercise prices ranging from $12.88 to $30.64 with a weighted average exercise price of $18.29 and expiration dates ranging from March 10, 2018 to March 5, 2020. As of December 31, 2016, all of these outstanding Options were vested.

Termination Provisions

Termination Type	
For Just Cause (by Enerplus) or by Executive without Good Reason (Resignation)	Options expire and are cancelled on the termination date.
Without Just Cause (by Enerplus) or For Good Reason (by Executive), including following a Change of Control	Unless otherwise specified in an executive employment agreement, unvested Options expire and are cancelled on the termination date. Vested Options expire 90 days from termination date.
Death or Disability	All unvested options become vested on the death or disability date and must be exercised within 90 days.
Retirement	Options continue to vest and expire in accordance with their original terms.

Other Terms

▪ The Stock Option Plan states that the Board may, at any time without the approval of the Shareholders and the holders of any other voting securities of Enerplus, suspend, discontinue or amend the Stock Option Plan or any Option

▪ The Board may not, without the approval of a majority of the Shareholders and the holders of other voting securities of Enerplus, amend the Stock Option Plan or an Option to:

    (a)   increase the number of Common Shares, or the percentage of the issued and outstanding Common Shares, issuable pursuant to the Stock Option Plan

    (b)   make any amendment that would reduce the exercise price of an outstanding Option (including a cancellation and re-issue of an Option that constitutes a reduction of the exercise price)

    (c)   extend the expiry date of any Option granted under the Stock Option Plan beyond the expiry date of the Option determined at the date of grant, except as provided for with respect to an expiry date that occurs during a blackout period, as described above

    (d)   expand the categories of individuals who are eligible to participate in the Stock Option Plan

    (e)   permit the transfer or assignment of Options, except to permit a transfer to a family member, an entity controlled by the holder of the Options or a family member, a charity, or for estate planning or estate settlement purposes

    (f)   amend the amendment provisions of the Stock Option Plan, unless the change to the Stock Option Plan or an Option results from the application of provisions in the Stock Option Plan relating to mergers, business combinations, take-over bids or similar transactions or to the anti-dilution provisions

▪ An Option is personal to the holder thereof and is non-transferable and non-assignable

▪ The Stock Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of Options and the issuance of Common Shares

▪ The Stock Option Plan (and any proposed future amendments to the Stock Option Plan) is subject to such future approvals of the Shareholders and applicable stock exchanges as may be required by the terms of the Stock Option Plan or applicable stock exchanges from time to time. As a result of implementing an automatic re-loading 10% maximum number of Common Shares reserved for issuance under the Stock Option Plan, the TSX requires approval from Shareholders every three years. Shareholder approval of unallocated Options was last obtained at the annual meeting held in May 2013. Enerplus did not seek Shareholder approval of the Stock Option Plan for a further three

years in 2016. Any amendment to the Stock Option Plan is subject to the prior approval, where required, of applicable stock exchanges, and no amendment to, or suspension or discontinuance of, the Stock Option Plan may be made to the Stock Option Plan or an Option granted under the Stock Option Plan that would adversely alter or impair any previously granted Options, without the prior consent of the holder

▪ The maximum number of Common Shares that any one individual may receive upon the exercise of Options under the Stock Option Plan is 5% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to such individual under any other Securities-Based Compensation Arrangement ("Individual Limit")

▪ The maximum number of Common Shares that insiders of Enerplus may receive upon the exercise of Options under the Stock Option Plan is 10% of the issued and outstanding Common Shares (on a non-diluted basis) at the date of the grant of the Options, less the aggregate number of Common Shares reserved for issuance to insiders of Enerplus under any other Security-Based Compensation Arrangement ("Aggregate Insider Limit")

▪ In addition, the maximum number of Common Shares that may be issued to any one insider of Enerplus under the Stock Option Plan within a one-year period is the Individual Limit excluding Common Shares issued to the insider under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period, and the maximum number of Common Shares that may be issued to insiders of Enerplus under the Stock Option Plan within a one-year period is the Aggregate Insider Limit excluding Common Shares issued to insiders of Enerplus under the Stock Option Plan or any other Security-Based Compensation Arrangement during the preceding one-year period

Schedule G: Definitions

"**Beneficial Shareholders**" means Shareholders who do not hold their Common Shares in their own name but through brokers or other intermediaries

"**Board**" means the board of directors of Enerplus

"**BOE**" means barrels of oil equivalent, with six thousand cubic feet ("6 Mcf") of natural gas converted to one barrel of oil equivalent and one barrel of natural gas liquids equivalent to one barrel of oil equivalent

"**BOE/D**" means barrels of oil equivalent per day

"**CEO**" means the President & Chief Executive Officer

"**CFO**" means the Senior Vice President & Chief Financial Officer

"**Chairman**" means the Chairman of the Board

"**Change of Control**" occurs upon:

(a)   the acquisition by a person of beneficial ownership of such number of voting securities of Enerplus which would entitle such person to cast 35% or more of the votes attaching to all voting securities of Enerplus which may be cast to elect directors of Enerplus;

(b)   the amalgamation, arrangement, merger, reorganization, other business combination or any other transaction involving Enerplus, unless persons who were Shareholders of Enerplus immediately prior to the implementation of such transaction own at least 65% of the shares of, or other securities that may be voted for the election of directors of, Enerplus or any resulting entity outstanding immediately after such transaction;

(c)   the sale, lease, transfer or disposition, in a single transaction or series of related transactions, of all or substantially all of the assets of Enerplus and its subsidiaries, taken as a whole;

(d)   the liquidation of Enerplus or substantially all of its assets or the winding-up or dissolution of Enerplus;

(e)   a change in the composition of the Board as a result of a contested election of directors, a meeting of the Shareholders of Enerplus with an item of business relating to the election of directors or other transaction, with the result that the persons who were directors of Enerplus prior to such contested election, meeting or transaction do not constitute a majority of the directors elected in such election, at such meeting or pursuant to such transaction; or

(f)   a determination by a majority of the Board, acting reasonably and in good faith, that a Change of Control has occurred or is about to occur

"**Code**" means the Code of Business Conduct of Enerplus

"**Common Shares**" means common shares in the capital of Enerplus

"**Computershare**" means Computershare Trust Company of Canada, the registrar and transfer agent of Common Shares

"**Deloitte**" means Deloitte LLP, Independent Registered Public Accounting Firm

"**DSUs**" means notional deferred share units granted pursuant to the Deferred Share Unit Plan

"**Enerplus**" or the **"Company"** means Enerplus Corporation and, where the context permits, includes its subsidiaries

"**F&D costs**" means finding and development costs

"**FD&A costs**" means finding, development and acquisition costs

"**Form of Proxy**" means a form of proxy or voting instruction form, as applicable, accompanying this Information Circular

"**G&A costs**" means general and administrative costs

"**HSRE**" means health, safety, regulatory and environmental

"**Hugessen**" means Hugessen Consulting Inc.

"**Meeting**" means the Annual Meeting of Shareholders on May 5, 2017

"**Mercer**" means Mercer (Canada) Limited

"**Mcf**" means one thousand cubic feet

"**MBOE**" means thousands of barrels of oil equivalent. A BOE conversion ratio of 6 Mcf: 1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value

"**MBOE/D**" means thousands of barrels of oil equivalent per day

"**NEO**" means Named Executive Officer

"**Notice of Meeting**" means the Notice of Annual Meeting of Shareholders accompanying this Information Circular

"**NYSE**" means the New York Stock Exchange

"**Options**" means stock options to acquire Common Shares under the Stock Option Plan

"**PSUs**" means notional performance share units granted pursuant to the Share Award Incentive Plan

"**Proxy Deadline**" means at least 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary, Alberta) before the Meeting or any adjournment(s) thereof

"**Record Date**" means March 21, 2017

"**Registered Shareholders**" means Shareholders who hold Common Shares in their own name

"**RSUs**" means notional restricted share units granted pursuant to the Share Award Incentive Plan

"**S&P/TSX E&P Index**" means the S&P/TSX Oil and Gas Exploration and Production Index

"**Sarbanes–Oxley Act**" means the U.S. *Sarbanes–Oxley Act of 2002*

"**Savings Plan**" means Enerplus' employee savings plan

"**Security-Based Compensation Arrangement**" generally means any other plan under which Common Shares can be issued from Enerplus' treasury

"**Share Award Incentive Plan**" means Enerplus' Share Award Incentive Plan dated effective February 20, 2014, as amended and restated effective February 2015, and as amended and restated effective February 22, 2017

"**Share Awards**" means the RSU awards and the PSU awards

"**Shareholders**" means holders of Common Shares

"**Stock Option Plan**" means Enerplus' Stock Option Plan dated effective January 1, 2011

Termination **"For Good Reason"** generally means the occurrence of any one or more of the following events, whether or not any one of such events would, in and of itself, constitute constructive dismissal at common law:

 (a) the aggregate remuneration of the executive is materially reduced or not paid when due

 (b) Enerplus requires the executive, without the executive's agreement, to be based anywhere other than Enerplus' principal offices on a non-temporary basis

 (c) the executive is subject to a material reduction in the executive's overall responsibility

 (d) Enerplus fails to continue in effect any aspect of the executive's remuneration without providing the executive with a substantially similar level of compensation and benefits (or, where applicable, a reasonable and realistic opportunity to achieve a substantially similar level of performance-based compensation or benefits)

 (e) any failure by any successor of Enerplus to assume and agree to be bound by the provisions of the executive employment agreements

"**TSX**" means the Toronto Stock Exchange

"**TSR**" means total shareholder return as described under the various plans

"**U.S. GAAP**" means U.S. generally accepted accounting principles

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Enerplus Corporation
The Dome Tower
3000, 333 - 7th Avenue S.W.
Calgary, Alberta, Canada
T2P 2Z1

Telephone: (403) 298-2200
Toll Free Telephone: 1-800-319-6462
Fax: (403) 298-2211
www.enerplus.com